Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditor’s Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-143

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2024, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 6, 2024, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2023, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2024

This report is effective as of May 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023

	March 31, 2024	December 31, 2023

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	31,934,284	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	23,192,488	21,544,756
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	35,987,201	37,891,495
Securities at amortized cost (Notes 4, 9, and 11)	23,129,662	23,996,172
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	379,448,788	373,148,148
Investments in joint ventures and associates (Note 12)	1,988,060	1,795,370
Investment properties (Notes 13)	474,861	472,768
Premises and equipment (Notes 14)	3,180,944	3,176,759
Intangible assets (Note 15)	999,821	996,842
Assets held for sale (Note 16)	53,141	20,345
Net defined benefit asset (Note 22)	187,604	240,260
Current tax assets	117,553	203,542
Deferred tax assets	49,432	93,366
Derivative assets (Designated for hedging) (Notes 4,11 and 24)	62,837	26,708
Other assets (Notes 17, 39 and 40)	3,960,722	3,841,787

Total assets	504,767,398	498,004,936

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	7,448,229	6,138,313
Deposits due to customers (Notes 4,11,19 and 39)	355,053,538	357,784,297
Borrowings (Notes 4, 11 and 20)	30,162,465	30,986,746
Debentures (Notes 4, 11 and 20)	41,695,718	41,239,245
Provisions (Notes 21, 38 and 39)	652,147	806,031
Net defined benefit liability (Note 22)	3,057	6,939
Current tax liabilities	76,780	103,655
Deferred tax liabilities	499,967	470,311
Derivative liabilities (Designated for hedging) (Notes 4,11 and 24)	185,554	153,007
Other financial liabilities (Notes 4, 11, 23 and 39)	34,245,409	26,115,005
Other liabilities (Notes 23 and 40)	820,191	803,897

Total liabilities	470,843,055	464,607,446

EQUITY
Owners’ equity (Note 26)
Capital stock	3,802,676	3,802,676
Hybrid securities	4,010,141	3,611,129
Capital surplus	927,660	935,563
Other equity	(1,673,963)	(1,668,957)
Retained earnings	25,157,273	24,986,470

	32,223,787	31,666,881

Non-controlling interests	1,700,556	1,730,609

Total equity	33,924,343	33,397,490

Total liabilities and equity	504,767,398	498,004,936

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

	For the three-month periods ended March 31
	2024	2023

	(Korean Won in millions)
Interest income	5,469,501	4,929,138
Financial assets at FVTPL	57,653	43,975
Financial assets at FVTOCI	304,500	208,248
Financial assets at amortized cost	5,107,348	4,676,915
Interest expense	(3,271,298)	(2,710,317)

Net interest income (Notes 11, 28 and 39)	2,198,203	2,218,821
Fees and commissions income	689,674	619,262
Fees and commissions expense	(186,743)	(201,168)

Net fees and commissions income (Notes 11, 29 and 39)	502,931	418,094
Dividend income (Notes 11, 30 and 39)	66,782	49,080
Net gain on financial instruments at FVTPL (Notes 11 and 31)	515,607	238,498
Net gain on financial assets at FVTOCI (Notes 11 and 32)	20,476	331
Net gain arising on financial assets at amortized cost (Note 11)	46,119	64,306
Impairment losses due to credit loss (Notes 11, 33 and 39)	(366,512)	(261,573)
General and administrative expense (Notes 34 and 39)	(1,031,667)	(1,036,980)
Other net operating expense (Notes 11, 24, 34 and 39)	(801,250)	(438,577)

Operating income (Note 5)	1,150,689	1,252,000
Share of gain of joint ventures and associates (Note 12)	5,509	7,142
Other non-operating income and expense	(12,241)	11,179

Non-operating income and expense (Note 35)	(6,732)	18,321
Net income before income tax expense	1,143,957	1,270,321
Income tax expense (Note 36)	(305,046)	(323,699)
Net income	838,911	946,622

Net gain(loss) on valuation of equity securities at FVTOCI	(55,752)	80,423
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	446	—
Changes in capital due to equity method	(1,433)	3,700
Remeasurement gain(loss) related to defined benefit plan	(18,501)	(93,867)

Items that will not be reclassified to profit or loss:	(75,240)	(9,744)

Net gain(loss) on valuation of debt securities at FVTOCI	(19,193)	237,055
Changes in capital due to equity method	(5,830)	1,388
Net gain(loss) on foreign currency translation of foreign operations	127,258	175,550
Net gain(loss) on valuation of hedges of net investments in foreign operations	(36,488)	(23,205)
Net gain(loss) on valuation of cash flow hedge	5,681	(10,333)

Items that may be reclassified to profit or loss:	71,428	380,455
Other comprehensive income (loss), net of tax	(3,812)	370,711
Total comprehensive income	835,099	1,317,333

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

	For the three-month periods ended March 31
	2024	2023

	(Korean Won in millions)
Net income attributable to:	838,911	946,622
Net income attributable to owners	824,001	913,686
Net income attributable to non-controlling interests	14,910	32,936

Total comprehensive income attributable to:	835,099	1,317,333
Comprehensive income attributable to owners	816,769	1,272,696
Comprehensive income attributable to non-controlling interests	18,330	44,637

Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,056	1,214

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	913,686	913,686	32,936	946,622
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	317,496	—	317,496	(18)	317,478
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(145)	145	—	—	—
Changes in capital due to equity method	—	—	—	5,138	(50)	5,088	—	5,088
Gain(loss) on foreign currency translation of foreign operations	—	—	—	163,819	—	163,819	11,731	175,550
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(23,205)	—	(23,205)	—	(23,205)
Loss on valuation of cash flow hedge	—	—	—	(10,333)	—	(10,333)	—	(10,333)
Remeasurement loss related to defined benefit plan	—	—	—	(93,855)	—	(93,855)	(12)	(93,867)
Transactions with owners
Dividends to common stocks	—	—	—	—	(713,111)	(713,111)	(11,479)	(724,590)
Issuance of hybrid securities	—	299,227	—	—	—	299,227	—	299,227
Dividends to hybrid securities	—	—	—	—	(30,414)	(30,414)	(19,968)	(50,382)
Changes in subsidiaries’ capital	—	—	(1,868)	60,491	(60,491)	(1,868)	(73,167)	(75,035)
Changes in non-controlling interests related to business combinations	—	—	—	71,240	—	71,240	138,478	209,718
Others	—	—	—	248	(248)	—	—	—

March 31, 2023 (Unaudited)	3,640,303	3,411,676	680,517	(1,932,498)	23,859,669	29,659,667	2,943,946	32,603,613

January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	824,001	824,001	14,910	838,911
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(74,906)	—	(74,906)	(39)	(74,945)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	491	(491)	—	—	—
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	446	—	446	—	446
Changes in capital due to equity method	—	—	—	(7,263)	—	(7,263)	—	(7,263)
Gain(loss) on foreign currency translation of foreign operations	—	—	—	123,793	—	123,793	3,465	127,258
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(36,488)	—	(36,488)	—	(36,488)
Gain on valuation of cash flow hedge	—	—	—	5,681	—	5,681	—	5,681
Remeasurement loss related to defined benefit plan	—	—	—	(18,495)	—	(18,495)	(6)	(18,501)
Transactions with owners
Dividends to common stocks	—	—	—	—	(479,057)	(479,057)	(3,460)	(482,517)
Changes in treasury stocks	—	—	7	—	(136,689)	(136,682)	—	(136,682)
Issuance of hybrid securities	—	399,012	—	—	—	399,012	—	399,012
Dividends to hybrid securities	—	—	—	—	(35,259)	(35,259)	(11,263)	(46,522)
Changes in subsidiaries’ capital	—	—	—	1,695	(1,695)	—	—	—
Others	—	—	(7,910)	40	(7)	(7,877)	(33,660)	(41,537)

March 31, 2024 (Unaudited)	3,802,676	4,010,141	927,660	(1,673,963)	25,157,273	32,223,787	1,700,556	33,924,343

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

	For the three-month periods ended March 31
	2024	2023

	(Korean Won in millions)
Cash flows from operating activities :
Net income	838,911	946,622
Adjustments to net income:
Income tax expense	305,046	323,699
Interest income	(5,469,501)	(4,929,138)
Interest expense	3,271,298	2,710,317
Dividend income	(66,782)	(49,080)

	(1,959,939)	(1,944,202)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	—	1,849
Impairment loss due to credit loss	366,512	261,573
Loss on other provisions	12,207	3,740
Retirement benefit	32,118	28,139
Depreciation and amortization	275,993	245,979
Net loss on foreign currency translation	449,838	160,543
Loss on derivatives (designated for hedge)	43,316	5,409
Loss on fair value hedge	8,948	28,206
Loss on valuation of investments in joint ventures and associates	9,340	2,878
Loss on disposal of investments in joint ventures and associates	9	—
Loss on disposal of Premises and equipment, intangible assets and other assets	843	439
Impairment loss on Premises and equipment, intangible assets and other assets	1,271	—

	1,200,395	738,755

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	132,871	400,618
Gain on financial assets at FVTOCI	20,476	2,180
Gain on other provisions	2,565	2,451
Gain on derivatives (designated for hedge)	46,788	69,880
Gain on fair value hedge	39,890	5,640
Gain on valuation of investments in joint ventures and associates	14,849	10,021
Gain on disposal of investments in joint ventures and associates	312	—
Gain on disposal of Premises and equipment, intangible assets and other assets	299	237
Reversal of impairment loss on Premises and equipment, intangible assets and other assets	20	137

	258,070	491,164

Changes in operating assets and liabilities:
Financial instruments at FVTPL	429,527	(617,889)
Loans and other financial assets at amortized cost	(5,154,266)	7,152,300
Other assets	(395,578)	(192,465)
Deposits due to customers	(4,291,223)	(17,586,384)
Provisions	(172,871)	(22,717)
Net defined benefit liability	(7,009)	(2,524)
Other financial liabilities	7,224,396	8,104,221
Other liabilities	10,113	43,110

	(2,356,911)	(3,122,348)

Interest income received	5,448,781	(36,967)
Interest expense paid	(3,028,527)	560,131
Dividends received	25,489	12,456
Income tax paid	(130,868)	(114,802)

	2,314,875	420,818

Net cash outflow from operating activities	(220,739)	(3,451,519)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

	For the three-month periods ended March 31
	2024	2023

	(Korean Won in millions)
Cash flows from investing activities
Net cash out-flows from obtaining control	—	(209,643)
Net cash out-flows from losing control	(844)	—
Disposal of financial instruments at FVTPL	5,307,441	3,846,186
Acquisition of financial instruments at FVTPL	(5,750,853)	(4,169,740)
Disposal of financial assets at FVTOCI	6,899,627	5,211,812
Acquisition of financial assets at FVTOCI	(4,582,493)	(5,146,596)
Redemption of securities at amortized cost	1,202,353	2,774,733
Acquisition of securities at amortized cost	(259,142)	(1,651,900)
Cash outflows from changes in subsidiaries	(146,255)	(80,561)
Disposal of investments in joint ventures and associates	43,034	16,889
Acquisition of investments in joint ventures and associates	(122,280)	(52,002)
Acquisition of investment properties	—	(99,429)
Disposal of Premises and equipment	3,922	417
Acquisition of Premises and equipment	(36,818)	(22,291)
Disposal of intangible assets	5,384	50
Acquisition of intangible assets	(40,732)	(36,956)
Disposal of assets held for sale	2,520	—
Net increase(decrease) of other assets	(50,550)	11,245

Net cash inflow from investing activities	2,474,314	392,214

Cash flows from financing activities:
Net cash in(out)-flows from hedging activities	5,709	(453)
Net increase (decrease) in borrowings	(1,518,153)	1,917,741
Issuance of debentures	8,158,563	5,484,615
Redemption of debentures	(8,002,791)	(7,748,750)
Redemption of lease liabilities	(40,570)	(47,793)
Net increase of other liabilities	29	460
Acquisition of treasury stocks	(136,711)	—
Disposal of treasury stocks	70	—
Issuance of hybrid securities	399,012	299,227
Dividends paid to hybrid securities	(46,522)	(50,382)
Dividends paid to non-controlling interest	(3,460)	(11,479)
Changes in non-controlling interests	(41,374)	(180,514)

Net increase(decrease) in non-controlling equity liabilities	(2,807)	510

Net cash outflow from financing activities	(1,229,005)	(336,818)

Effects of exchange rate changes on cash and cash equivalents	353,096	164,051
Net increase(decrease) in cash and cash equivalents	1,377,666	(3,232,072)
Cash and cash equivalents, beginning of the period	30,556,618	34,219,148

Cash and cash equivalents, end of the Period (Note 6)	31,934,284	30,987,076

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

The Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of March 31, 2024 and December 31, 2023 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Investment Bank Co., Ltd	Other credit finance business	100.0	100.0	Korea	March 31
Woori Asset Trust Co., Ltd (*1)	Real estate trust	96.7	95.3	Korea	March 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	March 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Asset Management Corp. (*1)	Finance	100.0	73.0	Korea	March 31
Woori Venture Partners	Other financial services	100.0	100.0	Korea	March 31
Woori Global Asset Management Co., Ltd. (*1)	Finance	—	100.0	Korea	—
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	March 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	March 31
Woori Bank China Limited	Finance	100.0	100.0	China	March 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	84.2	84.2	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	March 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	March 31
Woori Bank Europe	Finance	100.0	100.0	Germany	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	March 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori International First Co., Ltd. (*2) (*5)	Asset securitization	—	0.0	Korea	—
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
TY 1st Co., Ltd. (*2) (*5)	Asset securitization	—	0.0	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Steel 1st Co., Ltd (*2) (*5)	Asset securitization	—	0.0	Korea	—
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori DS 1st co., Ltd (*2) (*5)	Asset securitization	—	0.0	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Eco 2nd Co.,Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	—
Gangnam Landmark 2nd Co., Ltd(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HD 1st co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori ST 1st co.,Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori High End 1st co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 2nd co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Mirae 1st co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HR 2nt Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	March 31
Woori QS 2nt Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	March 31
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	March 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.6	98.6	Korea	March 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.3	97.2	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.4	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	March 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	March 31
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	March 31
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	—	Korea	March 31
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	—	Korea	March 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	March 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Held by Woori Financial Capital Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
Specified Money Market Trust	Trust	100.0	100.0	Korea	March 31
Held by Woori Investment Bank Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	85.2	84.7	Korea	March 31
Woori Together TDF 2025 (*3) (*5)	Securities investment and others	—	30.1	Korea	—
Woori Together TDF 2035 (*3)	Securities investment and others	46.1	48.0	Korea	March 31
Woori Together TDF 2040 (*3)	Securities investment and others	43.7	49.2	Korea	March 31
Woori Together TDF 2045 (*3)	Securities investment and others	59.4	61.0	Korea	March 31
Woori Together TDF 2050 (*3)	Securities investment and others	45.6	48.9	Korea	March 31
Woori Franklin Technology Master Fund (USD) (*3) (*5) (*8)	Securities investment and others	—	67.3	Korea	—
Woori Franklin Technology Feeder Fund (H) (*3) (*5)	Securities investment and others	—	31.4	Korea	—
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	—	87.4	Korea	—
Woori Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	—	37.7	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
WN2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	March 31
WNKN2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	March 31
WB2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2403 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	March 31
WH2403 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	—	Korea	March 31
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.0	99.0	Korea	March 31
WFBS 1st Corporate Recovery Private Equity Fund	Finance	92.7	—	Korea	March 31
Held by Woori Venture Partners Co.,Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	30.3	30.3	Korea	March 31
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	March 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	March 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	March 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	84.5	84.3	Korea	March 31
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	March 31
Woori Senior Loan General Type Private Investment Trust No.2(*3)	Securities investment and others	50.0	50.0	Korea	March 31
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	March 31
WooriG Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.5	30.8	Korea	March 31
Woori Together Institutional USD MMF No.1 C-F(*3)	Securities investment and others	54.3	63.4	Korea	March 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	March 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	March 31
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	—	Korea	March 31
Woori General Private Equity Investment Trust 1 (*3)	Securities investment and others	50.0	—	Korea	March 31
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	March 31
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd.(*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	March 31
Held by Woori Bank and Woori Asset Trust Co., Ltd (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	March 31
WooriG Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	March 31
Held by Woori bank, Woori Investment Bank Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	—	Korea	March 31
Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Financial Dino Lab Investment Association No. 1 (*3)	Securities investment and others	100.0	—	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2024	December 31, 2023
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3)(*8)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.4	36.4	Korea	March 31
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*8)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.0	99.9	Japan	January 31 (*9)
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3)(*8)	Securities investment and others	76.5	76.5	Korea	March 31
Held by Woori Private Placement Investment Trust No. 3
GK Woorido(*3)	Other financial services	100.0	100.0	Japan	December 31 (*9)
Held by Woori Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	48.0	48.0	Korea	March 31

(*1)

The Company acquired additional shares of Woori Asset Trust Co., Ltd and Woori Asset Management Corp. during the three-month period ended March 31, 2024. Additionally, Woori Asset Management Corp. merged with Woori Global Management Co., Ltd. through a business combination.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of March 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of March 31, 2024, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.

(3)	The Group has not consolidated the following entities as of March 31, 2024 and December 31, 2023 despite having more than 50% ownership interest:

	As of March 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	77.0
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	As of December 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of March 31, 2024		For the three-month period ended March 31, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	464,600,505	438,267,065	11,719,621	789,472	771,705
Woori Card Co., Ltd.	17,193,935	14,523,616	555,586	29,005	35,212
Woori Financial Capital Co., Ltd.	12,553,972	10,927,998	422,821	32,964	33,093
Woori Investment Bank Co., Ltd.	6,550,609	5,433,184	114,755	12,631	15,689
Woori Asset Trust Co., Ltd.	541,045	74,909	25,502	7,959	7,936
Woori Savings Bank	1,808,534	1,627,771	36,634	1,305	1,305
Woori Financial F&I Co., Ltd.	1,034,503	828,683	16,402	1,383	1,383
Woori Asset Management Corp.	187,084	31,712	14,890	2,471	2,473
Woori Venture Partners Co., Ltd.	331,651	31,536	7,498	2,040	2,322
Woori Private Equity Asset Management Co., Ltd.	96,466	4,555	3,018	320	323
Woori Credit Information Co., Ltd.	42,655	5,941	10,410	536	536
Woori Fund Service Co., Ltd.	27,055	1,914	4,416	1,434	1,434
Woori FIS Co., Ltd.	55,592	7,984	50,334	(760)	(651)
Woori Finance Research Institute Co., Ltd.	6,435	2,761	2,122	(159)	(166)

	As of March 31, 2023		For the three-month period ended March 31, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	458,017,067	431,313,615	11,468,014	861,713	1,229,679
Woori Card Co., Ltd.	17,491,193	14,830,408	547,114	45,660	35,404
Woori Financial Capital Co., Ltd.	12,417,338	10,796,683	375,605	39,224	38,803
Woori Investment Bank Co., Ltd.	6,375,625	5,273,890	120,187	8,008	8,006
Woori Asset Trust Co., Ltd.	337,976	79,747	33,227	17,660	17,622
Woori Savings Bank	1,938,948	1,759,489	30,885	(7,269)	(7,269)
Woori Financial F&I Co., Ltd.	877,702	673,265	5,229	875	875
Woori Asset Management Corp.	161,868	32,780	12,249	2,475	2,494
Woori Venture Partners Co., Ltd.(*)	328,782	30,190	—	—	—
Woori Global Asset Management Co., Ltd.	37,512	13,526	3,639	(136)	(136)
Woori Private Equity Asset Management Co., Ltd.	96,006	4,418	2,456	384	363
Woori Credit Information Co., Ltd.	45,662	7,981	10,390	803	803
Woori Fund Service Co., Ltd.	27,526	2,758	4,156	887	887
Woori FIS Co., Ltd.	80,563	32,304	84,735	(5,624)	(5,863)
Woori Finance Research Institute Co., Ltd.	6,444	2,603	1,721	(12)	(25)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the three-month period ended March 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of March 31, 2024 and December 31, 2023, the Group provides 2,558,890 million Won and 2,445,644 million Won of credit facilities, respectively, for the structured entities mentioned above. As of March 31, 2024 and December 31, 2023, the purchase commitment amounts to 2,860,496 million Won and 2,848,921 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics of interests and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of March 31, 2024 and December 31, 2023 are 1,228,277 million Won and 1,451,874 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments, credit offerings.

	(unit : Korean Won in millions))
	March 31, 2024
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	16,248,253	96,664,985	187,765,364	1,636,395
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,918,197	5,227,219	7,130,342	104,341
Financial assets at FVTPL	201,786	120,803	6,187,720	10,862
Financial assets at FVTOCI	2,527,555	40,225	—	—
Financial assets at amortized cost	6,188,856	5,065,858	—	93,479
Investments in joint ventures and associates	—	—	941,517	—
Derivative assets	—	333	1,105	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	215	3,118	—	26,932
Derivative liabilities	—	1,114	—	—
Other liabilities (provisions)	215	2,004	—	26,932
The maximum exposure to risks	9,109,294	6,191,185	10,554,293	217,074
Investment assets	8,918,197	5,227,219	7,130,342	104,341
Purchase commitment	—	—	3,422,676	—
Credit offerings and others	191,097	963,966	1,275	112,733
Loss recognized on unconsolidated structured entities	—	7,075	73,067	4,722

	(unit : Korean Won in millions))
	December 31, 2023
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,595,681	99,568,859	189,034,319	1,604,210
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	9,256,063	5,414,037	6,884,658	93,222
Financial assets at FVTPL	205,449	118,026	6,000,877	8,297
Financial assets at FVTOCI	2,802,592	43,696	—	—
Financial assets at amortized cost	6,248,022	5,252,191	66	84,925
Investments in joint ventures and associates	—	—	881,531	—
Derivative assets	—	124	2,184	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	248	3,251	2,006	28,838
Derivative liabilities	—	1,243	2,006	—
Other liabilities (provisions)	248	2,008	—	28,838
The maximum exposure to risks	9,333,448	6,444,559	11,069,599	206,651
Investment assets	9,256,063	5,414,037	6,884,658	93,222
Purchase commitment	—	—	4,181,631	—
Credit offerings and others	77,385	1,030,522	3,310	113,429
Loss recognized on unconsolidated structured entities	149	83,885	63,372	19,337

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(7)

As of March 31, 2024 and December 31, 2023, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2024	December 31, 2023
Woori Bank (*1)	1,546,447	1,546,447
Woori Asset Trust Co., Ltd. (*2)	15,333	12,517
Woori Asset Management Corp (*3)	—	35,638
PT Bank Woori Saudara Indonesia 1906 Tbk	104,336	103,176
Wealth Development Bank	22,117	21,142
PT Woori Finance Indonesia Tbk.	14,266	13,631

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests increased by 2,507 million Won in accordance with paid-in capital increase and stock retirement during the three-month periods ended March 31, 2024.
(*3)

The non-controlling interests decreased by 36,169 million Won in accordance with merger with Woori Global Asset Management Co., Ltd. and acquisition of shares of Yuanta Securities Korea Co., Ltd. during the three-month periods ended March 31, 2024.

2)	Net income attributable to non-controlling interests

	For the three-month periods ended March 31
	2024	2023
Woori Bank (*)	11,263	19,968
Woori Investment Bank Co., Ltd.	—	3,404
Woori Asset Trust Co., Ltd.	310	5,229
Woori Asset Management Corp	531	635
PT Bank Woori Saudara Indonesia 1906 Tbk	2,238	2,997
Wealth Development Bank	270	413
PT Woori Finance Indonesia Tbk.	290	280

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the three-month periods ended March 31
	2024	2023
Woori Bank (*)	11,263	19,968
Woori Investment Bank Co., Ltd.	—	8,302
Woori Asset Trust Co., Ltd	—	365
PT Bank Woori Saudara Indonesia 1906 Tbk	3,450	2,802
Others	10	—

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Group maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2023 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2024, the Group has newly applied the following standards and interpretations.

1)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the consolidated interim financial statements.

2)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. There is no impact on the consolidated interim financial statements in accordance with the transitional provision that does not require to disclose the relevant information during the interim reporting period within the fiscal year in which these amendments are first applied.

3)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the consolidated interim financial statements.

4)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the consolidated interim financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2024 but have not yet reached the effective date are as follows:

1)	Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated interim financial statements.

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2023, except for the one described below.

-	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Risk Management Committee, Chief Risk Officer(CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the comprehensive method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3

Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

Loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures

Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating

Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step

Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate and Won-dollar exchange rate in order to forecast future economic conditions.

The Group apply future economic condition forecasting model, and the results are regularly reviewed.

-	Development of estimation models through regression analysis of each obligor (corporate, retail)/year-by-year default rate and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Personal consumption expenditures increase/decrease rate	Negative(-) Correlation
Won-dollar exchange rate	Positive(+) Correlation

-

Calculation of estimated default rate incorporating forward looking by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

-	Forecast of macroeconomic variables

a)	Probability weight

As of March 31, 2024, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	44.36	9.41	26.23	20.00

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

b)

Economic forecast of each major macroeconomic variables by scenario (prospect period: 2024) As of March 31, 2024, the forecasts of major macroeconomic variables by scenario is as follows (Unit: Won, %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	2.10	2.29	1.76	(-)5.10
Personal consumption expenditures increase/decrease rate	1.90	2.27	1.23	(-)12.22
Won-dollar exchange rate	1,263	1,255	1,277	1,560

Considering internal and external uncertainties, Woori Bank additionally applied the Worst scenario to the three macroeconomic variable scenarios: Base, Upside, and Downside. If the probability weight of the basic, upside, and downside scenarios excluding the worst scenario is assumed to be 100%, and if the probability weight of the worst scenario is assumed to be 100%, the impact on the expected credit loss allowance is as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Difference from book value assuming 100%
Base, Upside, Downside	80.00%	(433,480)
Worst	20.00%	1,734,008

-	The increase rate of the predicted default rate is used as a forward looking adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of March 31, 2024 and December, 31,2023 is as follows (Unit: Korean Won in millions):

		March 31, 2023	December 31, 2023
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	2,492,237	2,297,088
	Banks	24,659,341	21,996,558
	Corporates	164,188,240	159,343,530
	Consumers	188,108,970	189,510,972

	Sub-total	379,448,788	373,148,148

Financial assets at FVTPL (*2)	Deposits	42,753	39,241
	Debt securities	6,266,983	6,307,238
	Loans	910,939	782,716
	Derivative assets	7,180,459	5,798,329
	Others	2,585	2,585

	Sub-total	14,403,719	12,930,109

Financial assets at FVTOCI	Debt securities and others	34,864,625	36,694,111
Securities at amortized cost	Debt securities	23,129,662	23,996,172
Derivative assets	Derivative assets (Designated for hedging)	62,837	26,708
Off-balance accounts	Payment guarantees (*3)	14,487,314	13,793,301
	Loan commitments	132,213,536	126,829,192

	Sub-total	146,700,850	140,622,493

	Total	598,610,481	587,417,741

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of March 31, 2024 and December 31, 2023, the financial guarantee amount of 3,992,397 million Won and 3,661,656 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	350,896,410	5,817,285	5,466,416	301,111	755,888	16,211,678	379,448,788
Securities at amortized cost	22,089,043	181,824	572,034	—	—	286,761	23,129,662
Financial assets at FVTPL	11,193,235	461	1,733,959	343,245	188,240	944,579	14,403,719
Financial assets at FVTOCI	30,244,280	551,780	2,817,559	53,372	33,107	1,164,527	34,864,625
Derivative assets (Designated for hedging)	55,454	—	6,268	—	1,115	—	62,837
Off-balance accounts	141,814,496	876,385	934,250	16,353	18,629	3,040,737	146,700,850

Total	556,292,918	7,427,735	11,530,486	714,081	996,979	21,648,282	598,610,481

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	345,748,021	5,068,801	5,527,208	260,834	617,188	15,926,096	373,148,148
Securities at amortized cost	22,529,414	111,832	1,049,669	—	—	305,257	23,996,172
Financial assets at FVTPL	10,103,182	519	1,507,518	355,478	143,229	820,183	12,930,109
Financial assets at FVTOCI	32,422,652	724,786	2,367,997	7	32,194	1,146,475	36,694,111
Derivative assets (Designated for hedging)	26,010	—	—	—	698	—	26,708
Off-balance accounts	136,287,485	921,904	745,832	20,045	26,351	2,620,876	140,622,493

Total	547,116,764	6,827,842	11,198,224	636,364	819,660	20,818,887	587,417,741

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2024 and December 31, 2023 (Unit: Korean Won in millions):

	March 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	86,508,853	46,278,309	32,723,262	6,034,025	183,877,913	24,026,426	379,448,788
Securities at amortized cost	179,220	—	13,927,288	59,758	—	8,963,396	23,129,662
Financial assets at FVTPL	414,209	263,029	8,371,948	33,708	1,688	5,319,137	14,403,719
Financial assets at FVTOCI	442,736	333,996	23,060,197	420,945	—	10,606,751	34,864,625
Derivative assets (Designated for hedging)	—	—	62,837	—	—	—	62,837
Off-balance accounts	23,676,626	25,967,245	14,800,254	2,994,125	74,125,888	5,136,712	146,700,850

Total	111,221,644	72,842,579	92,945,786	9,542,561	258,005,489	54,052,422	598,610,481

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	84,704,246	44,591,685	30,388,823	5,583,281	185,083,452	22,796,661	373,148,148
Securities at amortized cost	189,193	—	14,151,799	69,720	—	9,585,460	23,996,172
Financial assets at FVTPL	330,193	233,528	7,184,371	81,731	2,600	5,097,686	12,930,109
Financial assets at FVTOCI	453,694	408,377	25,832,327	290,856	—	9,708,857	36,694,111
Derivative assets (Designated for hedging)	—	—	26,708	—	—	—	26,708
Off-balance accounts	22,561,220	22,897,412	13,804,163	2,826,738	73,042,394	5,490,566	140,622,493

Total	108,238,546	68,131,002	91,388,191	8,852,326	258,128,446	52,679,230	587,417,741

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of March 31, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	March 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	327,088,181	26,646,311	13,023,507	12,881,102	2,189,243	908,707	382,737,051	(3,288,263)	379,448,788
Korean treasury and government agencies	2,494,137	10	—	—	—	—	2,494,147	(1,910)	2,492,237
Banks	24,543,176	133,849	27,626	—	16,419	—	24,721,070	(61,729)	24,659,341
Corporates	137,503,995	19,091,302	2,848,392	4,762,862	1,102,021	908,707	166,217,279	(2,029,039)	164,188,240
General business	90,677,666	10,310,227	2,019,138	2,773,508	680,056	—	106,460,595	(1,218,765)	105,241,830
Small- and medium-sized enterprise	36,985,089	8,153,602	675,817	1,400,577	291,551	—	47,506,636	(533,942)	46,972,694
Project financing and others	9,841,240	627,473	153,437	588,777	130,414	908,707	12,250,048	(276,332)	11,973,716
Consumers	162,546,873	7,421,150	10,147,489	8,118,240	1,070,803	—	189,304,555	(1,195,585)	188,108,970
Securities at amortized cost	23,143,111	—	—	—	—	—	23,143,111	(13,449)	23,129,662
Financial assets at FVTOCI (*3)	34,683,141	181,484	—	—	—	—	34,864,625	(26,095)	34,864,625

Total	384,914,433	26,827,795	13,023,507	12,881,102	2,189,243	908,707	440,744,787	(3,327,807)	437,443,075

	March 31, 2024
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	227,438,960	20,784,344	825,261	908,508	249,957,073
Korean treasury and government agencies	43,261	—	—	—	43,261
Banks	2,194,379	—	—	—	2,194,379
Corporates	95,555,959	5,630,317	453,244	908,508	102,548,028
General business	54,830,433	3,917,339	200,911	—	58,948,683
Small- and medium-sized enterprise	33,998,569	1,491,543	142,187	—	35,632,299
Project financing and others	6,726,957	221,435	110,146	908,508	7,967,046
Consumers	129,645,361	15,154,027	372,017	—	145,171,405
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	227,438,960	20,784,344	825,261	908,508	249,957,073

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	December 31, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	321,115,435	26,073,686	12,728,437	13,702,855	1,906,434	768,487	376,295,334	(3,147,186)	373,148,148
Korean treasury and government agencies	2,299,323	21	—	—	—	—	2,299,344	(2,256)	2,297,088
Banks	21,880,151	122,383	21,771	—	15,295	—	22,039,600	(43,042)	21,996,558
Corporates	132,702,723	18,890,349	2,630,918	5,411,611	882,459	768,487	161,286,547	(1,943,017)	159,343,530
General business	87,551,345	10,147,028	1,773,713	3,150,829	548,169	—	103,171,084	(1,161,824)	102,009,260
Small- and medium-sized enterprise	36,220,660	8,182,558	753,275	1,587,473	225,463	—	46,969,429	(508,736)	46,460,693
Project financing and others	8,930,718	560,763	103,930	673,309	108,827	768,487	11,146,034	(272,457)	10,873,577
Consumers	164,233,238	7,060,933	10,075,748	8,291,244	1,008,680	—	190,669,843	(1,158,871)	189,510,972
Securities at amortized cost	24,010,113	—	—	—	—	—	24,010,113	(13,941)	23,996,172
Financial assets at FVTOCI (*3)	36,481,028	213,083	—	—	—	—	36,694,111	(27,379)	36,694,111

Total	381,606,576	26,286,769	12,728,437	13,702,855	1,906,434	768,487	436,999,558	(3,188,506)	433,838,431

	December 31, 2023
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	224,611,919	21,235,346	767,731	768,275	247,383,271
Korean treasury and government agencies	39,199	—	—	—	39,199
Banks	2,136,530	—	—	—	2,136,530
Corporates	92,544,712	5,915,710	382,605	768,275	99,611,302
General business	52,951,331	4,058,593	169,855	—	57,179,779
Small- and medium-sized enterprise	33,580,230	1,590,947	112,117	—	35,283,294
Project financing and others	6,013,151	266,170	100,633	768,275	7,148,229
Consumers	129,891,478	15,319,636	385,126	—	145,596,240
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	224,611,919	21,235,346	767,731	768,275	247,383,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Stage 1		Stage 2
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Total
Off-balance accounts:
Payment Guarantees	13,093,062	1,130,887	84,044	143,399	35,922	14,487,314
Loan Commitments	125,906,053	3,467,642	2,320,366	480,838	38,637	132,213,536

Total	138,999,115	4,598,529	2,404,410	624,237	74,559	146,700,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	12,515,536	1,150,185	73,192	40,890	13,498	13,793,301
Loan Commitments	120,623,982	3,512,099	2,166,380	496,824	29,907	126,829,192

Total	133,139,518	4,662,284	2,239,572	537,714	43,405	140,622,493

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the three-month period ended March 31, 2024 and for the year ended December 31, 2023, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard approach of market risk management, has the following equity capital required for market risk.(Unit : Korean Won in millions)

	Risk Group	March 31, 2024	December 31, 2023
Sensitivity-based risk	General interest rate risk	41,091	37,832
	Equity risk	19,539	9,376
	Commodity risk	7	12
	Foreign exchange risk	245,768	249,044
	Non-securitization credit spread risk	26,461	27,371
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	1,202	—
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	974	692

Total		335,042	324,327

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of March 31, 2024 and December 31, 2023 are as follows(Unit: Korean Won in millions):

	March 31, 2024		December 31, 2023
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	464,292	720,198	683,660	743,489
Woori Card Co., Ltd.	84,320	75,694	80,720	76,846
Woori Financial Capital Co., Ltd.	56,943	19,978	48,523	17,585
Woori Investment Bank Co., Ltd.	5,653	18,236	4,464	15,303
Woori Asset Trust Co., Ltd.	2,615	11,955	1,210	7,018
Woori Asset Management Corp.	1,164	2,689	832	2,154
Woori Savings Bank	6,947	8,790	7,347	11,077

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Woori Private Equity Asset Management Co., Ltd.	36	823	80	775
Woori Global Asset Management Co., Ltd.	—	—	536	269
Woori Financial F&I Co., Ltd.	85,187	9,706	63,852	3,961
Woori Venture Partners Co., Ltd.	545	2,693	340	2,782

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	March 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	250,918,787	51,360,566	13,227,859	19,795,530	58,504,856	3,937,520	397,745,118
Financial assets at FVTPL	2,363,151	69,818	28,130	67,531	48,846	75	2,577,551
Financial assets at FVTOCI	5,302,701	2,475,261	2,327,983	2,465,916	23,269,102	924,984	36,765,947
Securities at amortized cost	1,481,397	3,348,310	1,417,913	890,835	15,286,119	2,087,474	24,512,048

Total	260,066,036	57,253,955	17,001,885	23,219,812	97,108,923	6,950,053	461,600,664

Liability:
Deposits due to customers	161,484,249	49,101,227	58,978,446	26,236,157	62,692,358	50,585	358,543,022
Borrowings	21,087,172	3,573,972	2,503,264	1,994,218	3,573,271	454,167	33,186,064
Debentures	7,789,788	4,385,825	5,678,608	3,897,794	19,719,142	3,076,262	44,547,419

Total	190,361,209	57,061,024	67,160,318	32,128,169	85,984,771	3,581,014	436,276,505

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	245,179,685	55,105,699	17,928,072	12,101,395	55,840,540	3,594,287	389,749,678
Financial assets at FVTPL	2,155,339	178,206	37,672	22,719	52,341	90	2,446,367
Financial assets at FVTOCI	5,976,531	3,489,341	2,425,700	3,008,905	22,852,783	756,272	38,509,532
Securities at amortized cost	1,451,409	1,230,486	3,335,565	1,416,082	15,907,380	2,171,914	25,512,836

Total	254,762,964	60,003,732	23,727,009	16,549,101	94,653,044	6,522,563	456,218,413

Liability:
Deposits due to customers	169,127,109	52,395,270	32,948,424	47,030,448	60,621,757	34,406	362,157,414
Borrowings	20,147,327	5,157,330	1,933,137	2,575,993	4,112,788	437,839	34,364,414
Debentures	7,741,466	5,188,081	4,104,309	5,168,597	18,443,853	3,223,255	43,869,561

Total	197,015,902	62,740,681	38,985,870	54,775,038	83,178,398	3,695,500	440,391,389

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of March 31, 2024 and December 31, 2023 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	March 31, 2024
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset Cash and cash equivalents	7,923	10,670,672	110,874	986,204	1,413	262,477	547	794,610	1,169,100	13,883,063
Loans and other financial assets at amortized cost	27,561	37,119,243	149,587	1,331,246	24,139	4,483,850	2,550	3,704,695	4,902,559	51,541,593
Financial assets at FVTPL	934	1,257,774	19,449	172,992	—	—	322	467,642	103,390	2,001,798
Financial assets at FVTOCI	3,468	4,670,355	—	—	2,843	528,083	6	8,681	749,032	5,956,151
Securities at amortized cost	718	966,895	—	—	979	181,875	65	93,829	183,786	1,426,385

Total	40,604	54,684,939	279,910	2,490,442	29,374	5,456,285	3,490	5,069,457	7,107,867	74,808,990

Liability Financial liabilities at FVTPL	368	495,612	36,915	328,348	—	—	296	430,701	61,815	1,316,476
Deposits due to customers	22,845	30,767,644	281,557	2,504,395	23,762	4,413,802	2,012	2,922,812	5,795,745	46,404,398
Borrowings	8,358	11,256,960	39,201	348,685	694	128,908	383	556,522	2,723,372	15,014,447
Debentures	5,507	7,417,496	—	—	—	—	195	283,002	—	7,700,498
Other financial liabilities	4,961	6,681,169	20,626	183,468	2,064	383,393	370	537,679	413,493	8,199,202

Total	42,039	56,618,881	378,299	3,364,896	26,520	4,926,103	3,256	4,730,716	8,994,425	78,635,021

Off-balanceaccounts	8,218	11,067,962	27,862	247,823	1,874	348,056	747	1,085,614	1,260,511	14,009,966

	December 31, 2023
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset Cash and cash equivalents	8,540	11,011,576	108,421	989,519	1,377	248,965	641	914,960	1,145,464	14,310,484
Loans and other financial assets at amortized cost	24,463	31,542,764	138,242	1,261,674	30,536	5,522,075	1,791	2,554,897	4,585,588	45,466,998
Financial assets at FVTPL	884	1,140,110	49,640	453,047	—	—	280	399,828	72,351	2,065,336
Financial assets at FVTOCI	3,136	4,044,155	—	—	3,882	701,938	6	8,549	738,710	5,493,352
Securities at amortized cost	1,223	1,576,690	—	—	618	111,839	68	97,393	184,938	1,970,860

Total	38,246	49,315,295	296,303	2,704,240	36,413	6,584,817	2,786	3,975,627	6,727,051	69,307,030

Liability Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,885	1,065,372
Deposits due to customers	23,962	30,896,247	279,377	2,549,759	23,162	4,188,690	2,122	3,027,521	5,531,242	46,193,459
Borrowings	9,339	12,041,139	70,741	645,621	1,658	299,748	225	321,529	2,632,379	15,940,416
Debentures	4,811	6,202,675	—	—	—	—	195	277,871	—	6,480,546
Other financial liabilities	3,448	4,446,194	26,977	246,206	7,752	1,401,956	99	141,404	387,310	6,623,070

Total	41,910	54,037,955	400,901	3,658,852	32,572	5,890,394	2,850	4,065,846	8,649,816	76,302,863

Off-balanceaccounts	7,748	9,990,349	30,143	275,101	2,043	369,483	796	1,135,845	568,935	12,339,713

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	142,816	—	—	119,289	—	—	262,105
Deposits due to customers	230,495,823	35,528,819	48,101,460	27,853,546	18,129,881	1,492,174	361,601,703
Borrowings	12,992,820	5,115,791	4,631,196	3,432,650	4,260,396	520,835	30,953,688
Debentures	5,676,735	5,667,175	6,547,558	3,897,794	19,719,142	3,076,262	44,584,666
Lease liabilities	51,109	67,036	40,163	33,829	165,224	26,039	383,400
Other financial liabilities	22,210,687	100,863	46,060	28,200	1,106,977	3,868,775	27,361,562

Total	271,569,990	46,479,684	59,366,437	35,365,308	43,381,620	8,984,085	465,147,124

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	236,125,560	39,103,357	22,776,074	50,089,672	16,898,791	1,549,490	366,542,944
Borrowings	11,415,214	6,626,722	4,345,143	4,579,032	4,331,196	437,839	31,735,146
Debentures	5,510,096	5,328,382	5,383,741	6,035,590	18,439,577	3,223,255	43,920,641
Lease liabilities	74,228	42,106	58,241	33,679	151,127	25,172	384,553
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	268,224,557	51,422,935	32,584,555	60,764,376	40,856,199	9,487,907	463,340,529

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	142,816	—	—	119,289	—	—	262,105
Deposits due to customers	236,233,519	37,868,347	45,449,904	24,975,808	15,895,423	516,287	360,939,288
Borrowings	12,995,252	5,116,927	4,632,280	3,515,024	4,173,371	520,834	30,953,688
Debentures	5,676,735	5,667,175	6,547,558	3,897,794	19,719,142	3,076,262	44,584,666
Lease liabilities	52,353	68,399	41,541	34,139	176,910	26,453	399,795
Other financial liabilities	22,211,337	101,175	46,363	28,783	1,105,128	3,868,775	27,361,561

Total	277,312,012	48,822,023	56,717,646	32,570,837	41,069,974	8,008,611	464,501,103

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	241,935,362	41,132,677	23,468,344	44,082,420	14,717,842	505,146	365,841,791
Borrowings	11,419,501	6,630,868	4,346,740	4,579,314	4,331,196	437,839	31,745,458
Debentures	5,512,545	5,330,733	5,386,014	6,037,688	18,443,853	3,223,255	43,934,088
Lease liabilities	74,228	43,350	59,604	35,057	162,874	25,834	400,947
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	274,041,095	53,459,996	33,282,058	54,760,882	38,691,273	8,444,225	462,679,529

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2023	Cash flow risk hedge	(1,296)	(1,265)	(1,097)	(854)	446	—	(4,066)
	Fair value risk hedge	57,798	(5,378)	54,063	(12,378)	109,647	(17,716)	186,036
	Trading purpose	7,016,286	—	—	—	—	—	7,016,286
December 31, 2023	Cash flow risk hedge	(1,223)	(875)	(590)	(302)	13,689	—	10,699
	Fair value risk hedge	29,176	34,370	157	35,272	30,241	—	129,216
	Trading purpose	5,943,024	—	—	—	—	—	5,943,024

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etcs)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Payment guarantees	14,487,314	13,793,301
Loan commitments	132,213,536	126,829,192
Other commitments	4,856,749	4,854,099

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group applies the standard approach for the purpose of calculating operational risk required equity capital.

- The standard approach is to calculate operational risk required equity capital by multiplying the Business Indicator Component(BIC), which is calculated by multiplying Business Indicator(BI) that is a measure based on consolidated financial statements and adjustment coefficient, and the Internal Loss Multiplier(ILM), an adjusted multiplier based on the average past loss and operating index.

“Operational risk required equity capital” = Business Indicator Component (BIC) × Internal Loss Multiplier(ILM)

“Business Indicator Component(BIC)” = Business Index(BI) × Adjustment Coefficient

“Internal Loss Multiplier(ILM)” = ln (exp(1)-1 + (Loss Component(LC)/Business Indicator Component(BIC)^0.8)

Bucket	Business Index (BI) section	The coefficient
1	1.4 trillion Won or less	12%
2	More than 1.4 trillion Won and less than or equal to 42 trillion Won	15%
3	Over 42 trillion Won	18%

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(2)	The composition of each organization’s sectors for the three-month periods ended March 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2024
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,625,102	166,110	65,818	32,192	26,342	1,915,564	29,579	255,605	(2,545)	2,198,203
Non-interest income(expense)	506,112	32,996	22,832	14,140	1,280,280	1,856,360	7,491	(209,464)	(1,303,722)	350,665
Impairment losses due to credit loss	(178,478)	(91,643)	(23,286)	(17,012)	(10,618)	(321,037)	—	(46,170)	695	(366,512)
General and administrative expense	(875,892)	(68,188)	(21,977)	(13,651)	(102,923)	(1,082,631)	(248)	—	51,212	(1,031,667)

Net operating income(expense)	1,076,844	39,275	43,387	15,669	1,193,081	2,368,256	36,822	(29)	(1,254,360)	1,150,689

Share of gain of associates	654	—	(708)	59	(1,041)	(1,036)	(9)	—	6,554	5,509
Other non-operating expense	(9,891)	(391)	(35)	(91)	(472)	(10,880)	881	29	(2,271)	(12,241)

Non-operating income(expense)	(9,237)	(391)	(743)	(32)	(1,513)	(11,916)	872	29	4,283	(6,732)

Net income(expense) before tax	1,067,607	38,884	42,644	15,637	1,191,568	2,356,340	37,694	—	(1,250,077)	1,143,957
Tax expense	(275,618)	(9,589)	(9,680)	(3,006)	(7,251)	(305,144)	—	—	98	(305,046)

Net income(loss)	791,989	29,295	32,964	12,631	1,184,317	2,051,196	37,694	—	(1,249,979)	838,911

Total assets	464,600,505	17,193,935	12,553,972	6,550,609	31,323,597	532,222,618	3,191,181	—	(30,646,401)	504,767,398

Investment in associate	1,010,874	—	34,243	4,543	24,122,568	25,172,228	25,428	—	(23,209,596)	1,988,060
Other assets	463,589,631	17,193,935	12,519,729	6,546,066	7,201,029	507,050,390	3,165,753	—	(7,436,805)	502,779,338

Total liabilities	438,267,065	14,523,616	10,927,998	5,433,184	4,896,269	474,048,132	197,977	—	(3,403,054)	470,843,055

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments includes gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments includes the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 120,868 million Won and fund contribution fees of 134,508 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 51,852 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,189,333 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		For the three-month period ended March 31, 2023
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,892,461	169,777	86,514	25,524	25,816	2,200,092	(195,352)	215,769	(1,688)	2,218,821
Non-interest income(expense)	217,060	57,352	35,321	13,222	1,597,711	1,920,666	151,319	(152,787)	(1,587,466)	331,732
Impairment losses due to credit loss	(79,730)	(102,586)	(51,400)	(15,206)	(12,875)	(261,797)	63,523	(63,349)	50	(261,573)
General and administrative expense	(888,387)	(65,596)	(21,044)	(13,138)	(135,555)	(1,123,720)	(111)	—	86,851	(1,036,980)

Net operating income(expense)	1,141,404	58,947	49,391	10,402	1,475,097	2,735,241	19,379	(367)	(1,502,253)	1,252,000

Share of gain(loss) of joint ventures and associates	2,298	—	343	73	(52)	2,662	(54)	—	4,534	7,142
Other non-operating expense	11,969	138	(5)	46	(159)	11,989	440	367	(1,617)	11,179

Non-operating income(expense)	14,267	138	338	119	(211)	14,651	386	367	2,917	18,321

Net income(expense) before tax	1,155,671	59,085	49,729	10,521	1,474,886	2,749,892	19,765	—	(1,499,336)	1,270,321
Tax expense	(290,540)	(13,145)	(10,505)	(2,513)	(8,463)	(325,166)	2	—	1,465	(323,699)

Net income(loss)	865,131	45,940	39,224	8,008	1,466,423	2,424,726	19,767	—	(1,497,871)	946,622

Total assets	441,112,879	15,987,931	12,037,681	5,800,284	29,940,329	504,879,104	2,282,243	—	(29,082,092)	478,079,255

Investment to joint ventures and associates	908,637	—	38,427	3,941	22,956,697	23,907,702	29,611	—	(22,454,270)	1,483,043
Other assets	440,204,242	15,987,931	11,999,254	5,796,343	6,983,632	480,971,402	2,252,632	—	(6,627,822)	476,596,212

Total liabilities	415,507,697	13,570,227	10,497,048	5,137,602	4,717,684	449,430,258	124,620	—	(4,079,236)	445,475,642

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute., and Woori Venture Partners Co.,Ltd

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of KRW 112,060 million in deposit insurance premiums and KRW 103,891 million in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of KRW 85,787 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 1,469,291 million of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Operating profit or loss from external customers for the three-month periods ended March 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
Details	2024	2023
Domestic	1,049,603	848,212
Foreign	101,086	403,788

Total	1,150,689	1,252,000

(4)	Major non-current assets as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Details (*)	March 31, 2024	December 31, 2023
Domestic	6,004,662	5,804,919
Foreign	639,024	636,820

Total	6,643,686	6,441,739

(*)	Major non-current assets included joint ventures and related business investments, investment properties, Premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the three-month periods ended March 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Cash	1,696,020	1,464,606
Foreign currencies	683,199	715,495
Demand deposits	29,297,442	28,248,420
Fixed deposits	257,623	128,097

Total	31,934,284	30,556,618

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	March 31, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,245,251	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	1,043,298	Reserve deposits etc.

Total		14,288,549

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	957,627	Reserve deposits etc

Total		14,377,937

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Financial assets at fair value through profit or loss	23,192,488	21,544,756

(2)	Financial assets at fair value through profit or loss as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Deposits:
Gold banking asset	42,753	39,241
Securities:
Debt securities
Korean treasury and government agencies	4,475,941	4,310,612
Financial institutions	627,658	778,832
Corporates	570,039	433,488
Securities loaned	331,178	625,398
Others	262,167	158,908
Equity securities	402,546	421,989
Capital contributions	2,530,232	2,459,646
Beneficiary certificates	5,630,319	5,509,915
Others	182,378	181,691

Sub-total	15,012,458	14,880,479

Loans	910,939	782,716
Derivatives assets	7,180,459	5,798,329
Other financial assets	45,879	43,991

Total	23,192,488	21,544,756

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of March 31, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Debt securities:
Korean treasury and government agencies	6,402,095	5,728,241
Financial institutions	18,092,578	20,885,924
Corporates	3,999,603	3,994,432
Bond denominated in foreign currencies	5,854,561	5,493,295
Securities loaned	414,257	592,219

Sub-total	34,763,094	36,694,111

Equity securities	1,122,576	1,197,384
Loans	101,531	—

Total	35,987,201	37,891,495

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	March 31, 2024	December 31, 2023	Remarks
Investment for strategic business partnership purpose	951,010	1,039,203
Debt-equity swap	171,560	158,175
Others	6	6	Insurance for mutual aid association, etc.

Total	1,122,576	1,197,384

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of loss allowance	259	—	—	259
Disposal	998	—	—	998
Others (*)	27	—	—	27

Ending balance	(26,095)	—	—	(26,095)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(413)	—	—	(413)
Disposal	49	—	—	49
Others (*)	(101)	—	—	(101)

Ending balance	(12,270)	—	—	(12,270)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

2)	Gross carrying amount

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,874,159	—	—	4,874,159
Disposal / Recovery	(6,946,499)	—	—	(6,946,499)
Gain (loss) on valuation	(25,817)	—	—	(25,817)
Amortization based on effective interest method	34,175	—	—	34,175
Others (*)	234,496	—	—	234,496

Ending balance	34,864,625	—	—	34,864,625

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,146,596	—	—	5,146,596
Disposal / Recovery	(5,210,330)	—	—	(5,210,330)
Gain (loss) on valuation	321,670	—	—	321,670
Amortization based on effective interest method	39,526	—	—	39,526
Others (*)	258,235	—	—	258,235

Ending balance	32,701,455	—	—	32,701,455

(*)	Others consist of foreign currencies translation, etc.

(4)

During three-month periods ended March 31, 2024 and 2023, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 1,382 million Won and 1,531 million Won respectively, and cumulative gains at disposal dates were 667 million Won and 197 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Korean treasury and government agencies	7,940,187	8,143,585
Financial institutions	6,630,968	6,660,465
Corporates	7,145,612	7,235,202
Bond denominated in foreign currencies	1,426,344	1,970,861
Allowance for credit losses	(13,449)	(13,941)

Total	23,129,662	23,996,172

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	528	—	—	528
Others (*)	(36)	—	—	(36)

Ending balance	(13,449)	—	—	(13,449)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	124	—	—	124
Others (*)	(14)	—	—	(14)

Ending balance	(8,275)	—	—	(8,275)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

2)	Gross carrying amount

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	259,142	—	—	259,142
Disposal / Recovery	(1,202,353)	—	—	(1,202,353)
Amortization based on effective interest method	23,051	—	—	23,051
Others (*)	53,158	—	—	53,158

Ending balance	23,143,111	—	—	23,143,111

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,651,900	—	—	1,651,900
Disposal / Recovery	(2,774,733)	—	—	(2,774,733)
Amortization based on effective interest method	55,903	—	—	55,903
Others (*)	82,829	—	—	82,829

Ending balance	27,292,800	—	—	27,292,800

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Due from banks	2,150,620	1,950,573
Loans	362,422,232	358,577,179
Other financial assets	14,875,936	12,620,396

Total	379,448,788	373,148,148

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Due from banks in local currency:
Due from depository banks	135,074	108,344
Due from non-depository institutions	312	136
Due from the Korea Exchange	1,659	68
Others	201,078	135,390
Loss allowance	(54)	(59)

Sub-total	338,069	243,879

Due from banks in foreign currencies:
Due from banks on demand	232,792	221,292
Due from banks on time	270,749	366,117
Others	1,324,607	1,135,072
Loss allowance	(15,597)	(15,787)

Sub-total	1,812,551	1,706,694

Total	2,150,620	1,950,573

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2024	Reason of restriction
Due from banks in local currency:
Due from KSFC	Korea Securities Finance Corp.	1,659	Reserve requirement for custormer deposits
Others	Korea Federation of Savings Bank and others	127,355	Domestic currency exchange and collateral related to promissory notes and others

	Sub-total	129,014

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	227,084	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	269	Usage deposits for fund settlement system
Others	People’s Bank of China and others	1,166,734	Reserve deposits and others

	Sub-total	1,394,087

	Total	1,523,101

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from KSFC	KB Securities Co., Ltd. and SI SECURITIES CORPORATION	68	Futures margin
Others	Korea Federation of Savings Bank and others	129,974	Domestic currency exchange and collateral related to promissory notes and others

	Sub-total	130,042

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	216,147	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	321	Usage deposits for fund settlement system
Others	People’s Bank of China and others	1,062,130	Reserve deposits and others

	Sub-total	1,278,598

	Total	1,408,640

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(191)	—	—	(191)
Others (*)	386	—	—	386

Ending balance	(15,651)	—	—	(15,651)

(*) Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,261)	—	—	(1,261)
Others (*)	41	—	—	41

Ending balance	(13,537)	—	—	(13,537)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

2)	Gross carrying amount

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	174,051	—	—	174,051
Others (*)	25,801	—	—	25,801

Ending balance	2,166,271	—	—	2,166,271

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	824,898	—	—	824,898
Changes due to business combinations	113,000	—	—	113,000
Others (*)	30,050	—	—	30,050

Ending balance	3,974,937	—	—	3,974,937

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Loans in local currency	301,264,149	298,157,823
Loans in foreign currencies	30,583,859	28,585,389
Domestic banker’s usance	2,791,494	2,726,633
Credit card accounts	11,778,354	12,531,620
Bills bought in foreign currencies	4,192,738	4,215,956
Bills bought in local currency	349,789	496,148
Factoring receivables	7,644	8,712
Advances for customers on guarantees	11,155	9,996
Private placement bonds	629,595	688,437
Securitized loans	3,457,274	3,203,135
Call loans	4,023,381	2,719,546
Bonds purchased under resale agreements	1,589,733	3,356,392
Financial lease receivables	1,310,177	1,362,279
Installment financial bond	2,684,944	2,635,720
Others	121	119
Loan origination costs and fees	867,658	865,694
Discounted present value	(8,185)	(11,360)
Allowance for credit losses	(3,111,648)	(2,975,060)

Total	362,422,232	358,577,179

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(20,899)	20,190	709	(31,184)	31,163	21	—
Transfer to lifetime expected credit losses	13,414	(15,887)	2,473	17,149	(21,905)	4,756	—
Transfer to credit-impaired financial assets	4,688	26,756	(31,444)	12,436	43,654	(56,090)	—
Net reversal(provision) of allowance for credit losses	649	(32,795)	(85,999)	(18,137)	(15,103)	(111,271)	(198)
Recovery	—	—	(18,930)	—	—	(11,421)	—
Charge-off	—	—	67,489	—	—	36,051	—
Disposal	—	200	10,143	17	1,654	37,508	88
Interest income from impaired loans	—	—	3,706	—	—	5,428	—
Others	(744)	103	9,291	1,874	82	(1,026)	—

Ending balance	(199,737)	(135,435)	(263,407)	(965,533)	(723,099)	(459,747)	(199)

	For the three-month period ended March 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(20,818)	20,744	74	(72,901)	72,097	804	—
Transfer to lifetime expected credit losses	7,951	(8,677)	726	38,514	(46,469)	7,955	—
Transfer to credit-impaired financial assets	1,398	24,665	(26,063)	18,522	95,075	(113,597)	—
Net reversal(provision) of allowance for credit losses	11,303	(34,259)	(74,350)	(6,185)	(82,157)	(271,620)	(198)
Recovery	—	—	(7,040)	—	—	(37,391)	—
Charge-off	—	—	82,732	—	—	186,272	—
Disposal	—	—	6,367	17	1,854	54,018	88
Interest income from impaired loans	—	—	—	—	—	9,134	—
Others	—	—	—	1,130	185	8,265	—

Ending balance	(97,900)	(115,639)	(150,952)	(1,263,170)	(974,173)	(874,106)	(199)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	For the three-month period ended March 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(19,222)	18,692	530	(23,792)	22,869	923	—
Transfer to lifetime expected credit losses	10,096	(12,547)	2,451	9,051	(17,468)	8,417	—
Transfer to credit-impaired financial assets	4,764	30,872	(35,636)	2,376	26,939	(29,315)	—
Net reversal(provision) of allowance for credit losses	804	(35,511)	(40,884)	(49,915)	(29,597)	(24,524)	(190)
Recovery	—	—	(15,571)	—	—	(23,918)	73
Charge-off	—	—	52,951	—	—	52,880	—
Disposal	—	—	20,939	236	—	24,364	—
Interest income from impaired loans	—	—	4,847	—	—	3,892	—
Changes due to business combinations	(868)	—	—	—	—	—	—
Others	(720)	(89)	603	1,812	(2,072)	162	—

Ending balance	(153,022)	(126,672)	(251,712)	(513,853)	(817,563)	(228,584)	(144)

	For the three-month period ended March 31, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(22,535)	22,509	26	(65,549)	64,070	1,479	—
Transfer to lifetime expected credit losses	6,269	(6,753)	484	25,416	(36,768)	11,352	—
Transfer to credit-impaired financial assets	1,447	28,022	(29,469)	8,587	85,833	(94,420)	—
Net reversal(provision) of allowance for credit losses	9,828	(26,278)	(62,211)	(39,283)	(91,386)	(127,619)	(190)
Recovery	—	—	(10,928)	—	—	(50,417)	73
Charge-off	—	—	73,598	—	—	179,429	—
Disposal	—	—	19,939	236	—	65,242	—
Interest income from impaired loans	—	—	—	—	—	8,739	—
Changes due to business combinations	—	—	—	(868)	—	—	—
Others	(1,315)	—	—	(223)	(2,161)	765	—

Ending balance	(77,445)	(110,314)	(112,507)	(744,320)	(1,054,549)	(592,803)	(144)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	3,207,910	(3,202,688)	(5,222)	1,219,158	(1,219,084)	(74)	—
Transfer to lifetime expected credit losses	(4,374,213)	4,401,063	(26,850)	(1,373,553)	1,392,914	(19,361)	—
Transfer to credit-impaired financial assets	(77,277)	(166,971)	244,248	(207,727)	(319,573)	527,300	—
Charge-off	—	—	(67,489)	—	—	(36,051)	—
Disposal	—	(8,912)	(72,520)	(82)	(7,560)	(162,828)	(40,077)
Net increase(decrease)	557,570	(806,580)	(21,614)	5,952,431	(619,985)	(115,410)	180,297

Ending balance	132,126,971	14,930,308	692,639	194,202,255	9,848,099	1,050,420	908,707

	For the three-month period ended March 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	227,107	(227,000)	(107)	4,654,175	(4,648,772)	(5,403)	—
Transfer to lifetime expected credit losses	(437,044)	438,077	(1,033)	(6,184,810)	6,232,054	(47,244)	—
Transfer to credit-impaired financial assets	(27,983)	(68,968)	96,951	(312,987)	(555,512)	868,499	—
Charge-off	—	—	(82,732)	—	—	(186,272)	—
Disposal	—	—	(10,707)	(82)	(16,472)	(246,055)	(40,077)
Net increase(decrease)	(560,617)	(118,186)	22,693	5,949,384	(1,544,751)	(114,331)	180,297

Ending balance	10,488,531	1,007,534	278,416	336,817,757	25,785,941	2,021,475	908,707

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	For the three-month period ended March 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	3,062,883	(3,058,361)	(4,522)	1,005,290	(997,018)	(8,272)	—
Transfer to lifetime expected credit losses	(3,648,516)	3,664,599	(16,083)	(1,298,250)	1,315,676	(17,426)	—
Transfer to credit-impaired financial assets	(79,211)	(156,909)	236,120	(88,777)	(183,514)	272,291	—
Charge-off	—	—	(52,951)	—	—	(52,880)	—
Disposal	—	—	(49,790)	(18,051)	(1)	(129,175)	(33,103)
Net increase(decrease)	(1,967,424)	(725,505)	(25,912)	(2,506,248)	(507,958)	(287,675)	—
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	128,697,253	13,744,406	650,919	176,646,399	9,113,482	402,861	280,614

	For the three-month period ended March 31, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	286,477	(286,438)	(39)	4,354,650	(4,341,817)	(12,833)	—
Transfer to lifetime expected credit losses	(288,079)	288,757	(678)	(5,234,845)	5,269,032	(34,187)	—
Transfer to credit-impaired financial assets	(23,219)	(78,645)	101,864	(191,207)	(419,068)	610,275	—
Charge-off	—	—	(73,598)	—	—	(179,429)	—
Disposal	—	—	(42,232)	(18,051)	(1)	(221,197)	(33,103)
Net increase(decrease)	72,290	(97,169)	27,018	(4,401,382)	(1,330,632)	(286,569)	—
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	9,162,929	892,885	191,745	314,506,581	23,750,773	1,245,525	280,614

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Cash Management Account asset (CMA asset)	106,000	91,000
Receivables	11,331,445	9,061,936
Accrued income	2,068,992	1,972,330
Telex and telephone subscription rights and refundable deposits	835,585	793,510
Domestic exchange settlement debit	272,757	446,570
Other assets	422,121	411,330
Allowance for credit losses	(160,964)	(156,280)

Total	14,875,936	12,620,396

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(355)	343	12	—
Transfer to lifetime expected credit losses	208	(255)	47	—
Transfer to credit-impaired financial assets	108	1,808	(1,916)	—
Reversal (provision) of loss allowance	453	(3,217)	(314)	(3,078)
Charge-off	—	—	605	605
Disposal	—	—	592	592
Others	1,587	(2)	(4,388)	(2,803)

Ending balance	(7,018)	(18,385)	(135,561)	(160,964)

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(271)	259	12	—
Transfer to lifetime expected credit losses	158	(202)	44	—
Transfer to credit-impaired financial assets	121	1,644	(1,844)	(79)
Reversal (provision) of loss allowance	(91)	(2,543)	(26)	(2,660)
Charge-off	—	—	313	313
Disposal	—	—	388	388
Changes due to business combinations	(1,611)	—	—	(1,611)
Others	(43)	(1)	(54)	(98)

Ending balance	(5,915)	(9,976)	(127,036)	(142,927)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	12,937	(12,925)	(12)	—
Transfer to lifetime expected credit losses	(19,124)	19,196	(72)	—
Transfer to credit-impaired financial assets	(3,244)	(9,197)	12,441	—
Charge-off	—	—	(605)	(605)
Disposal	—	(3)	(630)	(633)
Net increase (decrease)	2,249,270	9,699	2,493	2,261,462

Ending balance	14,750,464	118,668	167,768	15,036,900

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	11,239	(11,226)	(13)	—
Transfer to lifetime expected credit losses	(13,781)	13,825	(44)	—
Transfer to credit-impaired financial assets	(884)	(4,728)	5,812	200
Charge-off	—	—	(313)	(313)
Disposal	—	—	(375)	(375)
Net increase (decrease)	4,682,662	93,868	169,176	4,945,706
Changes due to business combinations	13,240	—	—	13,240

Ending balance	13,579,197	113,193	252,745	13,945,135

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	42,753	—	—	42,753
Debt securities	4,357,092	1,902,081	7,810	6,266,983
Equity securities	38,168	—	364,378	402,546
Capital contributions	—	—	2,530,232	2,530,232
Beneficiary certificates	169,330	3,605,899	1,855,090	5,630,319
Loans	—	858,658	52,281	910,939
Derivative assets	3,849	7,117,995	58,615	7,180,459
Other financial assets in foreign currency	—	—	44,296	44,296
Others	—	—	183,961	183,961

Sub-total	4,611,192	13,484,633	5,096,663	23,192,488

Financial assets at FVTOCI
Debt securities	13,482,585	21,280,509	—	34,763,094
Equity securities	595,926	—	526,650	1,122,576
Loans	—	—	101,531	101,531

Sub-total	14,078,511	21,280,509	628,181	35,987,201

Derivative assets (designated for hedging)	—	62,837	—	62,837

Total	18,689,703	34,827,979	5,724,844	59,242,526

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	42,886	—	—	42,886
Derivative liabilities	2,634	7,008,816	4,836	7,016,286
Securities sold	219,218	—	—	219,218

Sub-total	264,738	7,008,816	4,836	7,278,390

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	169,839	—	169,839

Derivative liabilities (designated for hedging)	—	185,554	—	185,554

Total	264,738	7,364,209	4,836	7,633,783

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	39,241	—	—	39,241
Debt securities	4,414,956	1,888,052	4,230	6,307,238
Equity securities	68,691	19	353,279	421,989
Capital contributions	—	—	2,459,646	2,459,646
Beneficiary certificates	169,012	3,634,938	1,705,965	5,509,915
Loans	—	726,714	56,002	782,716
Derivative assets	113	5,669,078	129,138	5,798,329
Other financial assets in foreign currency	—	—	42,408	42,408
Others	—	—	183,274	183,274

Sub-total	4,692,013	11,918,801	4,933,942	21,544,756

Financial assets at FVTOCI
Debt securities	12,392,117	24,301,994	—	36,694,111
Equity securities	649,220	—	548,164	1,197,384

Sub-total	13,041,337	24,301,994	548,164	37,891,495

Derivative assets (designated for hedging)	—	26,708	—	26,708

Total	17,733,350	36,247,503	5,482,106	59,462,959

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,303	5,932,727	1,994	5,943,024
Securities sold	155,765	—	—	155,765

Sub-total	203,592	5,932,727	1,994	6,138,313

Derivative liabilities (designated for hedging)	—	153,007	—	153,007

Total	203,592	6,085,734	1,994	6,291,320

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of March 31, 2024 and December 31, 2023 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread and LSMC and Hull-White model.	Risk-free market rate, credit spread, discount rate originated from credit grade, volatility of stock and volatility of interest rate
Equity securities and beneficiary certificates	The beneficiary certificates are measured at net asset value method, DCF model(Discounted Cash Flow Model), Binomial Tree model and T-F model.	Values of underlying assets such as bond, discount rate, volatility of stock, terminal growth rate etc.
Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, stock prices, fair value originated from forward price etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
Deposits	Fair value is measured by Hull-White model.	Swaption Volume etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of December 31, 2024 and 2023 are as follows:

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and LSMC(Hull-White) etc. which is a valuation technique commonly used in the market taking into account values and volatility of underlying assets.	Values of underlying assets, volatility, discount rate, volatility of stock, volatility of interest rate
Debt securities	Fair value is measured by models such as LSMC(Least-Squares Monte Carlo), Hull-White model.	Discount rate originated from credit grade, volatility of stocks , volatility of interest rate etc.
Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, terminal growth rate, PBR, PSR etc.
Derivatives	Fair value is measured by models such as option model.	Correlation, etc.
Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.	Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

March 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	2.15%~6.72%	Fair value increases as discount rate decreases.
	LMSC(Hull-White)		Volatility	17.83%~26.16%	Fair value increases as volatility increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Discount rate	3.58%	Fair value increases as discount rate decreases.
			Stock prices, Volatility of underlying asset	26.87%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	T-F model		Discount rate	6.98%	Fair value increases as discount rate decreases.
			Volatility of stock	34.60%	Variation of fair value increases as volatility increases.
	DCF model and others		Discount rate	5.12%~21.07%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~2.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility	17.32%~17.67%	Fair value increases as volatility increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	19.35%~68.48%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	11.03%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

December 31, 2023
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	4.05%~6.58%	Fair value increases as discount rate decreases.
	LSMC(Hull-White)		Volatility of stock	0.19%~0.24%	Fair value increases as volatility of stock increases.
			Volatility of interest rate	0.47%~0.91%	Fair value increases as volatility of interest rate increases.
			Discount rate	13.78%~21.92%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.58%	Fair value increases as discount rate decreases.
			Stock prices, Volatility of underlying asset, Volatility of stocks	27.34%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	Risk-adjusted discount rate method (Tsiveriotis-Fernandes)		Discount rate	6.98%	Fair value increases as discount rate decreases.
			Volatility of stock	34.6%	Variation of fair value increases as volatility of stock increases.
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Discount rate	5.06%~6.86%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
			Discount rate	10.42%	Fair value increases as discount rate decreases.
			Growth rate	0.00%	Fair value increases as terminal growth rate increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	3,580	—	—	—	—	7,810
Equity securities	353,279	(3,997)	—	13,222	(73)	1,947	364,378
Capital contributions	2,459,646	20,283	—	108,522	(58,219)	—	2,530,232
Beneficiary certificates	1,705,965	14,392	—	92,946	47,808	(6,021)	1,855,090
Loans	56,002	47	—	178,807	(182,575)	—	52,281
Derivative assets	129,138	1,462	—	—	(71,985)	—	58,615
Other foreign currency financial assets	42,408	1,888	—	—	—	—	44,296
Others	183,274	1,687	—	—	(1,000)	—	183,961

Sub-total	4,933,942	39,342	—	393,497	(266,044)	(4,074)	5,096,663

Financial assets at FVTOCI
Equity securities	548,164	—	(21,588)	74	—	—	526,650
Loans	—	—	(18)	193,450	(91,901)	—	101,531

Sub-total	548,164	—	(21,606)	193,524	(91,901)	—	628,181

Total	5,482,106	39,342	(21,606)	587,021	(357,945)	(4,074)	5,724,844

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	3,383	—	—	(541)	—	4,836

Total	1,994	3,383	—	—	(541)	—	4,836

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 24,719 million Won for the year ended March 31, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	For the three-month period ended March 31, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	6	—	—	—	—	1,084
Equity securities	307,851	8,604	1,747	—	7,279	(73)	—	325,408
Capital contributions	1,976,474	10,446	27,111	—	112,085	(103,292)	—	2,022,824
Beneficiary certificates	1,458,776	—	30,505	—	34,795	10,022	—	1,534,098
Loans	104,505	—	519	—	309,485	(339,648)	—	74,861
Derivative assets	93,970	—	(34,421)	—	71	(3,250)	—	56,370
Other foreign currency financial assets	41,679	—	1,200	—	—	—	—	42,879
Others	144,840	—	5,232	—	5,999	(996)	—	155,075

Sub-total	4,129,173	19,050	31,899	—	469,714	(437,237)	—	4,212,599

Financial assets at FVTOCI
Equity securities	557,065	—	—	(7,586)	137	(2,087)	(23)	547,506
Loans	—	—	—	—	39,698	—	—	39,698
Sub-total	557,065	—	—	(7,586)	39,835	(2,087)	(23)	587,204

Total	4,686,238	19,050	31,899	(7,586)	509,549	(439,324)	(23)	4,799,803

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	—	7,721	—	71	(8,776)	—	8,465

Total	9,449	—	7,721	—	71	(8,776)	—	8,465

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 82,899 million Won for the three- month period ended March 31, 2023, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 5,729,679 million Won and 5,484,098 million Won as of March 31, 2024 and December 31, 2023, respectively, equity instruments of 4,492,401 million Won and 4,704,747 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of March 31, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	March 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	52	(45)	—	—
Loans (*2)	241	(238)	—	—
Debt securities (*3)	636	(640)	—	—
Equity securities (*4) (*5) (*6)	9,595	(7,901)	—	—
Beneficiary certificates (*6)	722	(722)	—	—
Others (*4)	3,857	(3,698)	—	—
Financial assets at FVTOCI
Equity securities (*5) (*6) (*7)	—	—	23,717	(19,459)

Total	15,103	(13,244)	23,717	(19,459)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	33	(14)	—	—

Total	33	(14)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing correlation, which is major unobservable variables, by 10%, respectively.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%p~1%p), which are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%,
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%p~10%p) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%p~0.5%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are major unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	88	(95)	—	—
Loans (*2)	202	(199)	—	—
Debt securities(*3)	21	(22)	—	—
Equity securities (*2) (*3) (*4)	11,562	(8,953)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	28,020	(22,302)

Total	16,693	(13,912)	28,020	(22,302)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	1,859,630	20,939,032	—	22,798,662	23,129,662
Loans and other financial assets at amortized cost	—	12,821,093	371,946,345	384,767,438	379,448,788
Financial liabilities:
Deposits due to customers	—	358,707,834	—	358,707,834	355,053,538
Borrowings	—	28,644,950	1,521,722	30,166,672	30,162,465
Debentures	—	41,477,602	—	41,477,602	41,695,718
Other financial liabilities (*)	—	32,144,582	1,254,463	33,399,045	33,887,430

(*)	Lease liabilities are excluded as of March 31, 2024.

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,627	21,303,099	—	23,664,726	23,996,172
Loans and other financial assets at amortized cost	—	9,905,518	364,211,207	374,116,725	373,148,148
Financial liabilities:
Deposits due to customers	—	360,186,521	—	360,186,521	357,784,297
Borrowings	—	31,065,237	87,342	31,152,579	30,986,746
Debentures	—	40,504,019	—	40,504,019	41,239,245
Other financial liabilities (*)	—	24,584,447	609,620	25,194,067	25,780,550

(*)	Lease liabilities are excluded as of December 31, 2023.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	42,753	—	2,150,620	—	2,193,373
Securities	15,012,458	35,885,670	23,129,662	—	74,027,790
Loans	910,939	101,531	362,422,232	—	363,434,702
Derivative assets	7,180,459	—	—	62,837	7,243,296
Other financial assets	45,879	—	14,875,936	—	14,921,815

Total	23,192,488	35,987,201	402,578,450	62,837	461,820,976

	March 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	42,886	169,839	355,053,538	—	355,266,263
Borrowings	219,218	—	30,162,465	—	30,381,683
Debentures	—	—	41,695,718	—	41,695,718
Derivative liabilities	7,016,286	—	—	185,554	7,201,840
Other financial liabilities (*)	—	—	33,887,430	—	33,887,430

Total	7,278,390	169,839	460,799,151	185,554	468,432,934

(*)	Lease liabilities are excluded as of March 31, 2024.

	December 31, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	39,241	—	1,950,573	—	1,989,814
Securities	14,880,479	37,891,495	23,996,172	—	76,768,146
Loans	782,716	—	358,577,179	—	359,359,895
Derivative assets	5,798,329	—	—	26,708	5,825,037
Other financial assets	43,991	—	12,620,396	—	12,664,387

Total	21,544,756	37,891,495	397,144,320	26,708	456,607,279

	December 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	39,524	357,784,297	—	357,823,821
Borrowings	155,765	30,986,746	—	31,142,511
Debentures	—	41,239,245	—	41,239,245
Derivative liabilities	5,943,024	—	153,007	6,096,031
Other financial liabilities (*)	—	25,780,550	—	25,780,550

Total	6,138,313	455,790,838	153,007	462,082,158

(*)	Lease liabilities are excluded as of December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	57,653	611	—	516,052	54,365	628,681
Financial instruments designated to be measured at FVTPL (*)	(1,179)	—	—	(445)	—	(1,624)
Financial assets at FVTOCI	304,500	402	259	20,476	12,417	338,054
Securities at amortized cost	174,404	—	528	—	—	174,932
Loans and other financial assets at amortized cost	4,932,944	135,630	(363,428)	46,119	—	4,751,265
Financial liabilities at amortized cost	(3,266,923)	37	—	—	—	(3,266,886)
Net derivatives (designated for hedging)	—	—	—	34,414	—	34,414

Total	2,201,399	136,680	(362,641)	616,616	66,782	2,658,836

(*)

The amounts recognized in profit or loss and other comprehensive income related to financial liabilities designated to be measured at FVTPL are 446 million Won during the three-month periods ended March 31, 2024.

	For the three-month period ended March 31, 2023
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	43,975	(9)	—	238,498	37,765	320,229
Financial assets at FVTOCI	208,248	217	(413)	331	11,315	219,698
Securities at amortized cost	205,206	—	124	—	—	205,330
Loans and other financial assets at amortized cost	4,471,709	144,288	(262,400)	64,306	—	4,417,903
Financial liabilities at amortized cost	(2,707,657)	365	—	—	—	(2,707,292)
Net derivatives (designated for hedging)	—	—	—	41,905	—	41,905

Total	2,221,481	144,861	(262,689)	345,040	49,080	2,497,773

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2024	December 31, 2023	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2024-02-29
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2024-03-31
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2024-02-29
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2) (*4)	Finance	12.6	12.6	Korea	2024-02-29
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2024-03-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2024-03-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2024-03-31
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2023-12-31
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2024-03-31
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2024-03-31
Orient Shipyard Co., Ltd. (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2024-03-31
Joongang Network Solution Co.,Ltd. (*4)	Other information technology and computer operation related services	25.3	25.3	Korea	2023-12-31
Win Mortgage Co.,LTd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2023-12-31
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2024-03-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2024-03-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2024-03-31
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	Korea	2024-03-31
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2024-03-31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2024-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2024	December 31, 2023	Location	Financial statements as of
Woori General Private Securities Investment Trust(Bond) No.1 (*7)	Collective investment business	—	25.0	Korea	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	10.8	15.0	Korea	2024-03-31
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	8.8	9.1	Korea	2024-03-31
Woori General Private Securities Investment Trust(Bond) No.2	Collective investment business	27.3	27.3	Korea	2024-03-31
Woori Smart General Private Equity Investment Trust 1(bond)	Collective investment business	28.6	28.6	Korea	2024-03-31
Woori General Private Securities Investment Trust(Bond) No.3	Collective investment business	29.3	27.8	Korea	2024-03-31
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2024-03-31
Woori Short Term Government and Special Bank Bond Active ETF	Collective investment business	20.6	20.8	Korea	2024-03-31
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	Collective investment business	28.9	29.3	Korea	2024-03-31
Woori General Private Securities Investment Trust No. 5 (bond) (*11)	Collective investment business	28.6	—	Korea	2024-03-31
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond) (*11)	Collective investment business	9.1	—	Korea	2024-03-31
Woori General Private Securities Investment Trust No. 6 (bond) (*11)	Collective investment business	28.6	—	Korea	2024-03-31
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*11)	Collective investment business	3.4	—	Korea	2024-03-31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2024-03-31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2024-03-31
DeepDive WOORI 2022-1 Financial Investment Fund (*6)	Other financial services	11.9	11.9	Korea	2024-03-31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2024-03-31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2024-03-31
Woori Investment Bank Co., Ltd.
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2024-03-31
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust (*7)	Investment trust and discretionary investment business	—	0.1	Korea	—
Woori Asset Management Co. Ltd.
Woori Together TDF 2025(*11)	Collective investment business	28.9	—	Korea	2024-03-31
Woori Together TDF 2030	Collective investment business	27.3	28.0	Korea	2024-03-31
Woori Together OCIO Target Return Feeder fund (Balance Bond) (*7)	Collective investment business	—	20.4	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2024	December 31, 2023	Location	Financial statements as of
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*2)	Other financial services	4.0	4.0	Korea	2024-03-31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2024-03-31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2024-03-31

Woori Venture Partners Co., Ltd.
KTB-KORUS FUND(*8)	Asset Management	37.5	37.5	Korea	2024-03-31
KTB China Platform Fund(*10)	Asset Management	18.7	18.7	Korea	2024-03-31
KTBN Venture Fund No.7(*9)	Asset Management	20.1	20.1	Korea	2024-03-31
KTBN Venture Fund No.8(*9)	Asset Management	21.7	21.7	Korea	2024-03-31
KTBN Digital Contents Korea Fund No.9(*9)	Asset Management	30.0	30.0	Korea	2024-03-31
KTBN Media Contents Fund(*10)	Asset Management	15.0	15.0	Korea	2024-03-31
KTB China Synergy Fund(*10)	Asset Management	15.1	15.1	Korea	2024-03-31
NAVER-KTB Audio Contents Fund(*10)	Asset Management	1.0	1.0	Korea	2024-03-31
KTBN Venture Fund No.13(*10)	Asset Management	19.6	19.6	Korea	2024-03-31
KTBN Future Contents Fund(*10)	Asset Management	13.3	13.3	Korea	2024-03-31
KTBN Venture Fund No.16(*10)	Asset Management	10.3	10.3	Korea	2024-03-31
KTBN Venture Fund No.18(*10)	Asset Management	10.1	10.1	Korea	2024-03-31
KB-KTB Technology Venture Fund(*10)	Asset Management	18.2	18.2	Korea	2024-03-31
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2024-03-31
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2024-03-31
KTB-NHN China Private Equity Fund(*8)	Asset Management	33.3	33.3	Korea	2024-03-31
KTBN GI Private Equity Fund(*10)	Asset Management	5.0	5.0	Korea	2024-03-31
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2024-03-31
Daishin Balance No.18 Special Purpose Acquisition Company (*11)	Other financial services	49.6	—	Korea	2024-03-31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2024-01-31
Woori Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1(*4)	Other financial services	62.4	62.4	Japan	2023-12-31
Woori Zip 2 (*4)	Other financial services	62.7	62.8	Japan	2023-12-31
Woori bank and Woori card Co., Ltd. (*5)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	28.7	29.8	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2024	December 31, 2023	Location	Financial statements as of
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
KG Fashion Co., Ltd.(*4)	Manufacturing	20.8	20.8	Korea	2024-02-29
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2024-03-31
Jinmyung Plus Co., Ltd.(*4)	Manufacturing	21.3	21.3	Korea	2023-12-31
Rea Company (*4)	Other financial services	26.1	24.5	Korea	2023-12-31
ARAM CMC Co.,Ltd. (*4)	Other financial services	20.1	20.0	Korea	2024-02-29
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund	Other financial services	23.4	23.5	Korea	2024-03-31
Dream Company Growth no.1 PEF	Other financial services	0.0	27.8	Korea	2024-03-31
HMS-Oriens 1st Fund	Other financial services	22.8	22.8		2024-03-31
Woori Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.6	21.7	Korea	2024-03-31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2024-03-31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2024-03-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2024-03-31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2024-03-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2024-03-31
IGEN2023No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2024-03-31
PCC-Woori LP Secondary Fund	Other financial services	38.9	38.9	Korea	2024-03-31
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2024-03-31
Woori Bank and Woori Asset Management Co. Ltd.(*5)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	13.5	14.1	Korea	2024-03-31
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks) (*11)	Collective investment business	24.2	—	Korea	2024-03-31
Woori Investment Bank Co., Ltd. and Woori Asset Trust Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2 (*11)	Collective investment business	2.1	—		2024-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2024	December 31, 2023	Location	Financial statements as of
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund(*12)	Other financial services	32.4	32.4	Korea	2024-03-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2024-03-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	32.7	32.7	Korea	2024-03-31

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2024 and December 31, 2023.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of March 31, 2024 and December 31, 2023.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	The Group can participate as a co-operator to exert significant influence.
(*7)	It was excluded from associates in current period.
(*8)	It has been liquidating as of March 31, 2024.
(*9)	It was excluded from associates during the period.
(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.
(*12)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2024
W Service Networks Co., Ltd.	108	216	(44)	—	—	(5)	—	167
Korea Credit Bureau Co., Ltd.	3,313	6,433	679	—	—	(90)	—	7,022
Korea Finance Security Co., Ltd.	3,267	3,285	145	—	—	—	—	3,430
K BANK Co., Ltd.	236,232	260,052	(1,577)	—	—	—	975	259,450
Partner One Value Up I Private Equity Fund	5,039	3,230	54	—	—	—	—	3,284
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,816	8,247	101	—	(540)	—	—	7,808
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,436	4,437	—	—	—	—	—	4,437
LOTTE CARD Co.,Ltd.	346,810	587,392	444	—	—	(15,591)	(9,983)	562,262
Union Technology Finance Investment Association	13,449	12,270	(307)	—	—	—	—	11,963
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	83	—	—	—	(87)	84
Win Mortgage Co.,LTd.	23	105	(16)	—	—	(2)	—	87
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,540	77	—	—	—	—	10,617
BTS 2nd Private Equity Fund	7,026	4,838	56	1,800	—	—	—	6,694
STASSETS FUND III	9,000	8,406	(76)	—	—	—	—	8,330
SF CREDIT PARTNERS, LLC	13,059	12,845	344	—	—	—	553	13,742
Rea Company	—	—	—	—	—	—	—	—
ARAM CMC Co.,Ltd.	—	—	—	—	—	—	—	—
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,688	4	—	—	(13)	(68)	2,611
Woori Seoul Beltway Private Special Asset Fund No.1	13,427	12,590	133	965	—	(129)	—	13,559
Woori General Private Securities Investment Trust(Bond) No.1	50,000	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	100,000	105,564	(755)	—	—	(4,202)	—	100,607
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,330	102	—	—	(429)	—	10,003
Woori General Private Securities Investment Trust(Bond) No.2	30,000	30,829	370	—	—	—	—	31,199
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,135	527	—	—	—	—	41,662
Woori General Private Securities Investment Trust(Bond) No.3	28,988	51,205	341	—	(21,510)	—	—	30,036
Woori Asset Global Partnership Fund No.5	22,500	22,071	248	—	—	—	—	22,319
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(256)	—	—	—	—	189
DeepDive WOORI 2021-1 Financial Investment Fund	126	1,236	(463)	—	(96)	(266)	—	411
Darwin Green Packaging Private Equity Fund	4,000	3,957	(15)	—	—	—	—	3,942
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	2	—	—	—	—	562
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	97	—	3,245	—	—	3,342
Woori Together TDF 2030	3,000	3,324	128	—	—	—	—	3,452
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	298	—	(10,674)	—	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	For the three-month period ended March 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2024
Australia Green Energy 1st PEF	4,913	4,811	(9)	—	—	—	—	4,802
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	(6)	—	—	—	—	2,352
KTB-KORUS FUND	3,626	3,359	—	—	—	—	—	3,359
KTB China Platform Fund	17,023	16,059	441	—	—	—	—	16,500
KTBN Venture Fund No.7	16,972	16,044	(1)	—	—	(1,633)	—	14,410
KTBN Venture Fund No.8	3,325	2,511	(193)	—	—	(569)	—	1,749
KTBN Digital Contents Korea Fund No.9	5,329	5,597	70	—	—	—	—	5,667
KTBN Media Contents Fund	330	283	1	—	—	—	—	284
KTB China Synergy Fund	21,629	20,405	(701)	—	—	(3,296)	—	16,408
NAVER-KTB Audio Contents Fund	284	288	—	—	—	—	—	288
KTBN Venture Fund No.13	13,279	14,158	(26)	—	—	(1,801)	—	12,331
KTBN Future Contents Fund	3,892	4,561	(14)	—	—	—	—	4,547
KTBN Venture Fund No.16	17,546	18,561	(185)	—	—	—	—	18,376
KTBN Venture Fund No.18	26,308	26,970	(89)	—	—	—	—	26,881
KB-KTB Technology Venture Fund	7,755	7,600	(26)	—	—	—	—	7,574
WOORI 2022 Scaleup Venture Fund	14,000	13,578	(113)	—	—	—	—	13,465
WOORI 2022 Start-up Venture Fund	7,804	2,433	(44)	5,240	—	—	—	7,629
KTB-NHN China Private Equity Fund	1,272	3	(1)	—	—	—	—	2
KTBN GI Private Equity Fund	189	617	233	—	—	—	30	880
Chirochem	102	102	—	—	—	—	—	102
Daishin Balance No.18 Special Purpose Acquisition Company	700	—	(3)	700	—	—	122	819
Godo Kaisha Oceanos 1	10,800	7,978	—	—	—	—	(26)	7,952
Woori Zip 1	8,566	7,629	(3)	—	(134)	—	(197)	7,295
Woori Zip 2	11,841	10,695	(6)	—	(234)	—	(274)	10,181
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	2	—	—	—	—	16
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	(300)	—	(7,509)	—	—	—
HMS-Oriens 1st Fund	12,000	14,030	210	—	—	—	—	14,240
Woori Senior Loan Private Placement Investment Trust No.1	61,741	75,590	347	—	(12,653)	(916)	—	62,368
Genesis Eco No.1 Private Equity Fund	12,000	10,942	174	—	—	—	—	11,116
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(65)	—	—	—	—	16,914
Midas No. 8 Private Equity Joint Venture Company	18,537	18,465	(62)	—	—	—	—	18,403
Orchestra Private Equity Fund IV	9,700	9,555	161	—	—	—	—	9,716
Synaptic Green No.1 PEF	8,000	7,611	—	—	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	7,422	7,983	260	—	—	(151)	—	8,092
PCC-Woori LP Secondary Fund	10,435	10,530	(96)	—	—	—	—	10,434
Synaptic Future Growth Private Equity Fund	7,359	7,069	504	64	—	—	—	7,637
Woori-Q Corporate Restructuring Private Equity Fund	17,441	20,283	(68)	—	—	—	—	20,215
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	33,481	(3,795)	—	—	—	—	29,686
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	32,987	4,500	—	—	—	—	37,487
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	3,200	2,543	(281)	1,000	229	—	—	3,491

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	For the three-month period ended March 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2024
Woori Short Term Government and Special Bank Bond Active ETF	12,008	12,286	118	—	—	—	—	12,404
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	29,821	439	—	—	—	—	30,260

Woori General Private Securities Investment Trust No. 5 (bond)	60,000	—	564	60,000	—	—	—	60,564

Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	—	58	10,000	—	—	—	10,058

Woori General Private Securities Investment Trust No. 6 (bond)	40,000	—	153	40,000	—	—	—	40,153

Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	202,701	—	1,996	—	203,695	—	—	205,691

Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	2,000	—	52	2,000	—	—	—	2,052

Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	2,004	—	17	511	1,484	(3)	—	2,009

	1,817,441	1,795,370	5,485	122,280	105,146	(31,266)	(8,955)	1,988,060

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 7 million Won for Orient Shipyard Co.,Ltd., 9 million Won in KG FASHION CO., LTD., 101 million Won in Rea Company, 12 million Won in ARAM CMC Co.,Ltd. and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 35 million Won for Orient Shipyard Co.,Ltd., 129 million Won in KG FASHION CO., LTD., 101 million Won in Rea Company, 12 million Won in ARAM CMC Co.,Ltd.

	For the three-month period ended March 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2023
W Service Networks Co., Ltd.	108	208	(29)	—	—	—	—	—	179
Korea Credit Bureau Co., Ltd.	3,313	5,709	466	—	—	—	(90)	—	6,085
Korea Finance Security Co., Ltd.	3,267	2,374	(89)	—	—	—	—	1,011	3,296
Woori Growth Partnerships New Technology Private Equity Fund	12,942	10,889	(41)	—	—	—	—	—	10,848
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	9,474	539	—	—	—	—	—	10,013
K BANK Co., Ltd.	236,232	247,789	255	—	—	—	—	2,309	250,353
Woori Bank-Company K Korea Movie Asset Fund	—	239	22	—	—	—	—	—	261
Partner One Value Up I Private Equity Fund	5,039	4,278	(655)	—	—	—	—	—	3,623
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	10,285	158	—	—	—	—	—	10,443
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,354	4,355	—	—	—	—	—	—	4,355
LOTTE CARD Co.,Ltd.	346,810	514,131	1,448	—	—	—	(13,199)	(1,228)	501,152
Force TEC Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,243	68	—	—	—	—	—	10,311
Union Technology Finance Investment Association	13,449	14,462	(176)	—	—	(1,189)	—	—	13,097

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	For the three-month period ended March 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2023
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
Orient Shipyard Co., Ltd.	—	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	4,156	2,881	(58)	1,130	—	—	—	—	3,953
Central Network Solutions Co., Ltd.	—	—	—	—	—	—	—	—	—
STASSETS FUND III	1,500	1,230	(78)	—	—	—	—	—	1,152
KG Fashion Co.,Ltd.	—	—	—	—	—	—	—	—	—
Win Mortgage Co.Ltd.	23	—	69	23	—	—	—	—	92
Woori-Q Corporate Restructuring Private Equity Fund	27,063	27,536	1,319	—	—	—	—	—	28,855
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	(3)	—	—	—	—	—	1,991
Australia Green Energy 1st PEF	4,913	4,858	(12)	—	—	—	—	—	4,846
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	1,074	62	—	—	—	—	—	1,136
Woori Together TDF 2030	2,000	2,033	72	—	—	—	—	—	2,105
Woori Together TDF 2025	2,000	1,990	67	—	—	—	—	—	2,057
WOORI Star50 feeder fund(H)	200	126	14	—	—	—	—	—	140
Portone-Cape Fund No.1	340	464	70	—	—	—	—	—	534
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
KIWOOM WOORI Financial 1st Investment Fund	1,000	953	(5)	—	—	—	—	—	948
DeepDive WOORI 2021-1 Financial Investment Fund	900	878	(5)	—	—	—	—	—	873
PCC-Woori LP Secondary Fund	10,435	12,984	124	—	—	(4)	—	—	13,104
DS Power Semicon Private Equity Fund	3,000	2,976	220	—	—	—	(218)	—	2,978
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(28)	—	—	—	—	—	19,972
Darwin Green Packaging Private Equity Fund	4,000	3,945	(17)	—	—	—	—	—	3,928
Japanese Hotel Real Estate Private Equity Fund 2	3,174	2,855	(2)	—	—	—	(40)	83	2,896
Woori Seoul Beltway Private Special Asset Fund No.1	10,640	9,874	96	849	—	—	(91)	—	10,728
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	112,025	3,337	—	—	—	(3,779)	—	111,583
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	188	—	—	—	(359)	—	10,011
Woori FirstValue Private Real Estate Fund No.2	9,000	558	(1)	—	—	—	—	—	557
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	102	(1)	—	—	(5)	—	—	96

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	For the three-month period ended March 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2023
JC Assurance No.2 Private Equity Fund	19,141	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,861	(12)	—	—	—	—	—	7,849
HMS-Oriens 1st Fund	12,000	13,252	191	—	—	—	—	—	13,443
Woori G Senior Loan Private Placement Investment Trust No.1	78,843	81,861	920	—	—	(866)	(920)	—	80,995
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(89)	—	—	—	—	—	11,127
Paratus Woori Material Component Equipment joint venture company	30,000	17,250	(65)	—	—	—	—	—	17,185
Midas No. 8 Private Equity Joint Venture	18,735	18,713	(58)	—	—	—	—	—	18,655
CompanyOrchestra Private Equity Fund IV	9,878	9,698	(37)	—	—	—	—	—	9,661
Synaptic Green No.1 PEF	8,000	7,793	(36)	—	—	—	—	—	7,757
Woori-Shinyoung Growth-Cap Private Equity Fund I	43,089	43,274	(1,229)	—	—	—	—	(77)	41,968
IGEN2022No. 1 Private Equity Fund	8,000	8,010	(35)	—	—	—	—	—	7,975
Woori General Private Securities Investment Trust(Bond)	50,000	—	201	50,000	—	—	—	—	50,201
KTB-KORUS FUND	3,626	—	—	—	3,626	—	—	—	3,626
KTB China Platform Fund	17,023	—	—	—	17,023	—	—	—	17,023
KTBN Venture Fund No.7	16,972	—	—	—	16,972	—	—	—	16,972
KTBN Venture Fund No.8	3,325	—	—	—	3,325	—	—	—	3,325
KTBN Digital Contents Korea Fund No.9	5,329	—	—	—	5,329	—	—	—	5,329
KTBN Media Contents Fund	330	—	—	—	330	—	—	—	330
KTB China Synergy Fund	21,629	—	—	—	21,629	—	—	—	21,629
NAVER-KTB Audio Contents Fund	284	—	—	—	284	—	—	—	284
KTBN Venture Fund No.13	13,279	—	—	—	13,279	—	—	—	13,279
KTBN Future Contents Fund	3,892	—	—	—	3,892	—	—	—	3,892
KTBN Venture Fund No.16	17,546	—	—	—	17,546	—	—	—	17,546
KTBN Venture Fund No.18	23,458	—	—	—	23,458	—	—	—	23,458
KB-KTB Technology Venture Fund	5,755	—	—	—	5,755	—	—	—	5,755
DAOL 2022 Scaleup Venture Fund	355	—	—	—	355	—	—	—	355
DAOL 2022 Start-up Venture Fund	2,564	—	—	—	2,564	—	—	—	2,564
KTB-NHN China Private Equity Fund	1,272	—	—	—	1,272	—	—	—	1,272
KTBN GI Private Equity Fund	189	—	—	—	189	—	—	—	189
Chirochem	102	—	—	—	102	—	—	—	102
Woori Zip 1	9,131	8,690	(60)	—	—	(123)	—	255	8,762
Woori Zip 2	12,681	12,180	(21)	—	—	(247)	—	356	12,268
Godo Kaisha Oceanos 1	10,800	8,788	28	—	—	—	(236)	—	8,580

	1,346,149	1,305,636	7,132	52,002	136,930	(2,434)	(18,932)	2,709	1,483,043

(*)

POSTECH shares, which did not recognize a loss of 50 million Won due to the discontinuation of the equity method during the current period, were disposed of. As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 2 million Won for KUM HWA Co., Ltd. and cumulated amount is 3,473 million Won for Orient Shipyard Co., Ltd. and 4 million Won for KUM HWA Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,179	2,675	3,223	1	—	1
Korea Credit Bureau Co., Ltd.	127,442	59,088	41,506	6,629	—	6,629
Korea Finance Security Co., Ltd.	35,195	12,328	8,323	458	—	458
K BANK Co., Ltd.	23,971,875	22,081,085	167,991	24,504	(593)	23,911
Partner One Value Up I Private Equity Fund	14,412	291	234	234	—	234
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	39,177	142	648	506	—	506
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,659	99	—	(94)	—	(94)
LOTTE CARD Co.,Ltd.(*1)	22,545,240	19,454,428	2,546,444	364,452	(69,803)	294,649
Union Technology Finance Investment Association	40,278	—	5	5	—	5
Dicustody Co., Ltd.	92	—	—	—	—	—
Orient Shipyard Co., Ltd.(*)	7,078	23,626	—	(23)	—	(23)
Joongang Network Solution Co.,Ltd.	1,433	2,758	7,889	332	—	332
Win Mortgage Co.,LTd.	3,375	1,389	12,740	42	—	42
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,620	1	306	300	—	300
BTS 2nd Private Equity Fund	33,750	278	—	(395)	—	(395)
STASSETS FUND III	29,711	279	8	(267)	—	(267)
SF CREDIT PARTNERS, LLC	158,313	26,186	10,366	4,467	5,531	9,998
Rea Company	1,733	1,257	1,000	(1,107)	—	(1,107)
ARAM CMC Co.,Ltd.	758	635	296	4	—	4
Japanese Hotel Real Estate Private Equity Fund No.2	13,156	12	9	2	(342)	(340)
Woori Seoul Beltway Private Special Asset Fund No.1	54,237	2	549	534	—	534
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,076,489	141,985	11,263	10,111	—	10,111
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	114,111	7	1,158	1,126	—	1,126
Woori General Private Securities Investment Trust(Bond) No.2	224,957	110,560	2,369	1,357	—	1,357
Woori Smart General Private Equity Investment Trust 1(bond)	290,892	145,074	3,171	1,844	—	1,844
Woori General Private Securities Investment Trust(Bond) No.3	300,736	198,186	3,865	1,613	—	1,613
Woori Asset Global Partnership Fund No.5	39,230	545	961	430	—	430
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,070	125	—	(25)	—	(25)
DeepDive WOORI 2021-1 Financial Investment Fund	3,467	12	2,562	(3,686)	—	(3,686)
Darwin Green Packaging Private Equity Fund	19,317	—	—	(73)	—	(73)
Koreawide partners 2nd Private Equity Fund	75,033	2,901	—	—	—	—
Woori FirstValue Private Real Estate Fund No.2	67,037	62,357	15	14	—	14
Woori Together TDF 2025	11,575	7	363	363	—	363
Woori Together TDF 2030	12,673	17	490	489	—	489
Australia Green Energy 1st PEF	121,206	13	183	(237)	—	(237)
Aarden Woori Apparel 1st Private Equity Fund	20,332	95	—	(7,893)	—	(7,893)
Woori Dyno 1st Private Equity Fund	12,039	42	52	11	—	11
KTB-KORUS FUND	8,957	—	—	—	—	—
KTB China Platform Fund	88,257	1	2,910	2,360	—	2,360
KTBN Venture Fund No.7	71,734	—	3,663	(7)	—	(7)
KTBN Venture Fund No.8	8,282	239	30	(891)	—	(891)
KTBN Digital Contents Korea Fund No.9	20,503	1,613	249	232	—	232
KTBN Media Contents Fund	1,896	—	9	9	—	9

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	March 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
KTB China Synergy Fund	118,109	9,157	213	(4,653)	—	(4,653)
NAVER-KTB Audio Contents Fund	29,411	647	—	(3)	—	(3)
KTBN Venture Fund No.13	63,054	167	229	(136)	—	(136)
KTBN Future Contents Fund	34,216	115	7	(109)	—	(109)
KTBN Venture Fund No.16	179,578	415	3,981	(1,812)	—	(1,812)
KTBN Venture Fund No.18	265,676	636	481	(871)	—	(871)
KB-KTB Technology Venture Fund	41,839	180	40	(142)	—	(142)
WOORI 2022 Scaleup Venture Fund	68,043	806	244	(562)	—	(562)
WOORI 2022 Start-up Venture Fund	25,490	155	9	(146)	—	(146)
KTB-NHN China Private Equity Fund	11	4	—	(2)	—	(2)
KTBN GI Private Equity Fund	17,631	41	—	4,635	609	5,244
Chirochem	732	375	1,054	—	—	—
Daishin Balance No.18 Special Purpose Acquisition Company	2,397	748	—	(6)	246	240
Godo Kaisha Oceanos 1	61,672	45,038	652	1	—	1
Woori Zip 1	43,070	30,896	504	(29)	—	(29)
Woori Zip 2	60,705	43,857	749	14	—	14
KG Fashion Co., Ltd.	2,373	2,877	128	(51)	—	(51)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	494	422	177	5	—	5
JC Assurance No.2 Private Equity Fund	121,562	587	—	—	—	—
Dream Company Growth no.1 PEF	74	70	763	694	—	694
HMS-Oriens 1st Fund	62,422	4	—	921	—	921
Woori Senior Loan Private Placement Investment Trust No.1	288,098	18	3,848	3,630	—	3,630
Genesis Eco No.1 Private Equity Fund	38,662	310	—	(317)	—	(317)
Paratus Woori Material Component Equipment joint venture company	58,295	1,725	—	(218)	—	(218)
Midas No. 8 Private Equity Joint Venture Company	64,839	235	18	(217)	—	(217)
Orchestra Private Equity Fund IV	34,495	4	700	571	—	571
Synaptic Green No.1 PEF	36,151	3	1	(172)	—	(172)
IGEN2022No. 1 Private Equity Fund	32,579	10	1,055	1,045	—	1,045
PCC-Woori LP Secondary Fund	27,027	169	3	(171)	—	(171)
Synaptic Future Growth Private Equity Fund	32,205	63	—	(41)	—	(41)
Woori-Q Corporate Restructuring Private Equity Fund	63,554	908	42	(410)	—	(410)
Woori-Shinyoung Growth-Cap Private Equity Fund I	86,708	1,820	(10,541)	(10,855)	—	(10,855)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	116,192	1,588	—	(5)	—	(5)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	26,507	572	1,015	1,015	—	1,015
Woori Short Term Government and Special Bank Bond Active ETF	60,168	11	607	566	—	566
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	126,276	21,722	1,761	1,539	—	1,539
Woori General Private Securities Investment Trust No. 5 (bond)	316,941	104,965	2,205	1,975	—	1,975
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	145,064	34,425	725	640	—	640
Woori General Private Securities Investment Trust No. 6 (bond)	174,853	34,318	573	536	—	536
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	6,274,489	150,107	57,726	57,464	—	57,464
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	8,534	—	237	237	—	237
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	95,321	—	739	739	—	739

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,887	2,496	19,350	1,069	—	1,069
Korea Credit Bureau Co., Ltd.	131,164	68,756	163,707	8,012	—	8,012
Korea Finance Security Co., Ltd.	36,185	14,287	44,709	(464)	6,730	6,266
K BANK Co., Ltd.	20,799,599	18,903,298	826,894	49,853	47,885	97,738
Partner One Value Up I Private Equity Fund	14,182	293	(4,107)	(4,505)	—	(4,505)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,533	305	6,501	5,823	—	5,823
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,754	100	2	(388)	—	(388)
LOTTE CARD Co., Ltd. (*1)	22,329,308	19,191,007	1,937,383	363,673	(19,888)	343,785
Union Technology Finance Investment Association	41,543	233	2,261	(838)	—	(838)
Dicustody Co., Ltd.	92	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,708	27,225	—	(124)	—	(124)
Joongang Network Solution Co.,Ltd.	1,505	3,156	5,758	5	—	5
Win Mortgage Co.,LTd.	3,518	1,197	9,309	378	—	378
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,543	1	227	222	—	222
BTS 2nd Private Equity Fund	25,030	837	4	(1,213)	—	(1,213)
STASSETS FUND III	30,014	312	95	(1,145)	—	(1,145)
SF CREDIT PARTNERS, LLC	149,157	25,996	7,618	(4,610)	(2,819)	(7,429)
Rea Company	2,248	3,736	802	(694)	—	(694)
ARAM CMC Co.,Ltd.	669	485	1,005	(254)	—	(254)
Japanese Hotel Real Estate Private Equity Fund No.2	13,541	12	54	46	(602)	(556)
Woori Seoul Beltway Private Special Asset Fund No.1	50,362	2	1,858	1,805	—	1,805
Woori General Private Securities Investment Trust(Bond) No.1	414,760	208,014	12,617	6,746	—	6,746
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	828,793	126,879	34,607	31,283	—	31,283
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,413	6	4,774	4,542	—	4,542
Woori General Private Securities Investment Trust(Bond) No.2	224,205	111,165	5,767	3,040	—	3,040
Woori Smart General Private Equity Investment Trust 1(bond)	289,553	145,580	7,373	3,973	—	3,973
Woori General Private Securities Investment Trust(Bond) No.3	532,139	347,809	9,304	4,342	—	4,342
Woori Asset Global Partnership Fund No.5	38,537	281	—	(744)	—	(744)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	2,324	100	—	(103)	—	(103)
DeepDive WOORI 2021-1 Financial Investment Fund	10,400	19	9,607	9,467	—	9,467
Darwin Green Packaging Private Equity Fund	19,390	—	759	451	—	451
Koreawide partners 2nd Private Equity Fund	75,064	2,931	—	(2,831)	—	(2,831)
Woori FirstValue Private Real Estate Fund No.2	67,024	62,357	32	18	—	18
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,909	92	6,053	4,892	—	4,892
Woori Together TDF 2030	11,944	61	2,528	1,017	—	1,017
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,831	1	2,446	2,444	—	2,444
Australia Green Energy 1st PEF	121,454	24	508	(1,189)	—	(1,189)
Aarden Woori Apparel 1st Private Equity Fund	28,219	90	1	(332)	—	(332)
Woori Dyno 1st Private Equity Fund	12,068	43	2,053	1,886	—	1,886
KTB-KORUS FUND	8,957	1	127	(712)	—	(712)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
KTB China Platform Fund	85,909	13	2,411	(5,160)	—	(5,160)
KTBN Venture Fund No.7	79,871	—	6,420	508	—	508
KTBN Venture Fund No.8	11,758	207	2,359	(4,559)	—	(4,559)
KTBN Digital Contents Korea Fund No.9	20,257	1,599	3,030	(1,142)	—	(1,142)
KTBN Media Contents Fund	1,887	—	199	(35)	—	(35)
KTB China Synergy Fund	145,464	9,977	23,055	(8,686)	—	(8,686)
NAVER-KTB Audio Contents Fund	29,419	652	1,017	237	—	237
KTBN Venture Fund No.13	72,943	737	21,662	18,507	—	18,507
KTBN Future Contents Fund	34,696	486	7,394	4,776	—	4,776
KTBN Venture Fund No.16	182,850	1,875	40,201	11,133	—	11,133
KTBN Venture Fund No.18	268,437	2,526	31,543	8,036	—	8,036
KB-KTB Technology Venture Fund	42,046	246	2,055	(1,076)	—	(1,076)
WOORI 2022 Scaleup Venture Fund	68,626	826	504	(2,758)	—	(2,758)
WOORI 2022 Start-up Venture Fund	8,237	156	42	(576)	—	(576)
KTB-NHN China Private Equity Fund	16	7	946	(315)	(319)	(634)
KTBN GI Private Equity Fund	12,391	45	—	7,146	712	7,858
Chirochem	732	375	4,215	148	—	148
Godo Kaisha Oceanos 1	62,021	45,334	2,765	192	—	192
Woori Zip 1	44,448	31,702	2,066	(198)	—	(198)
Woori Zip 2	62,642	45,012	3,023	(167)	—	(167)
KG Fashion Co., Ltd.	2,559	3,022	943	(569)	—	(569)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	519	454	146	(3)	—	(3)
JC Assurance No.2 Private Equity Fund	121,596	8	—	(628)	—	(628)
Dream Company Growth no.1 PEF	28,366	255	1,490	1,300	—	1,300
HMS-Oriens 1st Fund	61,498	1	3,957	3,408	—	3,408
Woori G Senior Loan Private Placement Investment Trust No.1	349,154	22	17,759	16,726	—	16,726
Genesis Eco No.1 Private Equity Fund	38,064	314	—	(947)	—	(947)
Paratus Woori Material Component Equipment joint venture company	58,298	1,510	—	(906)	—	(906)
Midas No. 8 Private Equity Joint Venture Company	65,063	242	1,956	1,002	—	1,002
Orchestra Private Equity Fund IV	34,041	122	1,680	1,172	—	1,172
Synaptic Green No.1 PEF	36,325	175	4	(867)	—	(867)
IGEN2022No. 1 Private Equity Fund	32,255	124	1,847	1,350	—	1,350
PCC-Woori LP Secondary Fund	27,773	668	908	(6,350)	—	(6,350)
Synaptic Future Growth Private Equity Fund 1	30,049	301	2	(951)	—	(951)
Woori-Q Corporate Restructuring Private Equity Fund	63,265	456	4,945	3,018	—	3,018
Woori-Shinyoung Growth-Cap Private Equity Fund I	97,265	1,522	(26,435)	(27,768)	—	(27,768)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,215	1,588	2	(3,605)	—	(3,605)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,630	5	1,383	1,383	—	1,383
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	133,729	32,028	3,006	2,831	—	2,831
Woori Short Term Government and Special Bank Bond Active ETF	62,185	3,212	1,222	978	—	978

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(4)	The entities that the Group has not applied equity method of accounting although the Group’s common share ratio is more than 20% as of March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
Market & Farm Co., Ltd.	14,694	23.7

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of March 31, 2024 and December 31, 2023, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	March 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,409	4.9	167	—	—	—	167
Korea Credit Bureau Co., Ltd.	68,354	9.9	6,776	246	—	—	7,022
Korea Finance Security Co., Ltd.	22,867	15.0	3,430	—	—	—	3,430
K BANK Co., Ltd. (*)	1,888,997	12.6	237,556	21,894	—	—	259,450
Partner One Value Up I Private Equity Fund	14,121	23.3	3,284	—	—	—	3,284
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	39,035	20.0	7,808	—	—	—	7,808
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,560	25.0	3,890	—	—	547	4,437
LOTTE CARD Co.,Ltd.(*)	2,811,317	20.0	562,262	—	—	—	562,262
Union Technology Finance Investment Association	40,278	29.7	11,963	—	—	—	11,963
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.(*)	(16,548)	22.7	(3,761)	—	—	3,761	—
Joongang Network Solution Co.,Ltd.	(1,325)	25.3	(336)	—	—	420	84
Win Mortgage Co.,LTd.	1,936	4.5	87	—	—	—	87
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,619	100.0	10,617	—	—	—	10,617
BTS 2nd Private Equity Fund	33,472	20.0	6,694	—	—	—	6,694
STASSETS FUND III	29,432	28.3	8,330	—	—	—	8,330
SF CREDIT PARTNERS, LLC	132,127	10.0	13,213	—	—	529	13,742
Rea Company	476	26.1	117	—	—	(117)	—
ARAM CMC Co.,Ltd.	123	20.1	25	—	—	(25)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,145	19.9	2,611	—	—	—	2,611
Woori Seoul Beltway Private Special Asset Fund No.1	54,235	25.0	13,559	—	—	—	13,559

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	March 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	934,504	10.8	100,607	—	—	—	100,607
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	114,103	8.8	10,003	—	—	—	10,003
Woori General Private Securities Investment Trust(Bond) No.2	114,397	27.3	31,199	—	—	—	31,199
Woori Smart General Private Equity Investment Trust 1(bond)	145,817	28.6	41,662	—	—	—	41,662
Woori General Private Securities Investment Trust(Bond) No.3	102,550	29.3	30,036	—	—	—	30,036
Woori Asset Global Partnership Fund No.5	38,686	57.7	22,319	—	—	—	22,319
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	945	20.0	189	—	—	—	189
DeepDive WOORI 2021-1 Financial Investment Fund	3,455	11.9	411	—	—	—	411
Darwin Green Packaging Private Equity Fund	19,317	20.4	3,942	—	—	—	3,942
Koreawide partners 2nd Private Equity Fund	72,132	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,680	12.0	562	—	—	—	562
Woori Together TDF 2025	11,556	28.9	3,342	—	—	—	3,342
Woori Together TDF 2030	12,637	27.3	3,452	—	—	—	3,452
Australia Green Energy 1st PEF	121,193	4.0	4,802	—	—	—	4,802
Aarden Woori Apparel 1st Private Equity Fund	20,237	0.5	95	—	—	—	95
Woori Dyno 1st Private Equity Fund	11,997	19.6	2,352	—	—	—	2,352
KTB-KORUS FUND	8,957	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	88,255	18.7	16,500	—	—	—	16,500
KTBN Venture Fund No.7	71,733	20.1	14,410	—	—	—	14,410
KTBN Venture Fund No.8	8,043	21.7	1,749	—	—	—	1,749
KTBN Digital Contents Korea Fund No.9	18,890	30.0	5,667	—	—	—	5,667
KTBN Media Contents Fund	1,896	15.0	284	—	—	—	284
KTB China Synergy Fund	108,951	15.1	16,408	—	—	—	16,408
NAVER-KTB Audio Contents Fund	28,765	1.0	288	—	—	—	288
KTBN Venture Fund No.13	62,887	19.6	12,331	—	—	—	12,331
KTBN Future Contents Fund	34,101	13.3	4,547	—	—	—	4,547
KTBN Venture Fund No.16	179,163	10.3	18,376	—	—	—	18,376
KTBN Venture Fund No.18	265,040	10.1	26,881	—	—	—	26,881
KB-KTB Technology Venture Fund	41,659	18.2	7,574	—	—	—	7,574
WOORI 2022 Scaleup Venture Fund	67,237	20.0	13,465	—	—	—	13,465
WOORI 2022 Start-up Venture Fund	25,334	30.1	7,629	—	—	—	7,629
KTB-NHN China Private Equity Fund	7	33.3	2	—	—	—	2
KTBN GI Private Equity Fund	17,590	5.0	880	—	—	—	880
Chirochem	358	28.6	102	—	—	—	102
Daishin Balance No.18 Special Purpose Acquisition Company	1,650	49.6	819	—	—	—	819
Godo Kaisha Oceanos 1	16,634	47.8	7,952	—	—	—	7,952

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	March 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Zip 1	12,174	62.4	7,295	—	—	—	7,295
Woori Zip 2	16,847	62.7	10,181	—	—	—	10,181
KG Fashion Co., Ltd.	(504)	20.8	(105)	—	—	105	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	72	21.3	16	—	—	—	16
JC Assurance No.2 Private Equity Fund	120,975	23.4	28,308	—	(28,308)	—	—
Dream Company Growth no.1 PEF	5	0.0	—	—	—	—	—
HMS-Oriens 1st Fund	62,418	22.8	14,240	—	—	—	14,240
Woori Senior Loan Private Placement Investment Trust No.1	288,080	21.6	62,368	—	—	—	62,368
Genesis Eco No.1 Private Equity Fund	38,352	29.0	11,116	—	—	—	11,116
Paratus Woori Material Component Equipment joint venture company	56,570	29.9	16,914	—	—	—	16,914
Midas No. 8 Private Equity Joint Venture Company	64,605	28.5	18,403	—	—	—	18,403
Orchestra Private Equity Fund IV	34,491	28.2	9,716	—	—	—	9,716
Synaptic Green No.1 PEF	36,148	21.1	7,611	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	32,569	24.8	8,092	—	—	—	8,092
PCC-Woori LP Secondary Fund	26,858	38.9	10,434	—	—	—	10,434
Synaptic Future Growth Private Equity Fund	32,142	23.8	7,637	—	—	—	7,637
Woori-Q Corporate Restructuring Private Equity Fund	62,646	32.4	20,215	—	—	—	20,215
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,888	35.0	29,686	—	—	—	29,686
NH Woori Newdeal Growth Alpha Private Equity Fund 1	114,604	32.7	37,487	—	—	—	37,487
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	25,935	13.5	3,491	—	—	—	3,491
Woori Short Term Government and Special Bank Bond Active ETF	60,157	20.6	12,404	—	—	—	12,404
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	104,554	28.9	30,260	—	—	—	30,260
Woori General Private Securities Investment Trust No. 5 (bond)	211,975	28.6	60,564	—	—	—	60,564
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	110,640	9.1	10,058	—	—	—	10,058
Woori General Private Securities Investment Trust No. 6 (bond)	140,536	28.6	40,153	—	—	—	40,153
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	6,124,382	3.4	205,691	—	—	—	205,691
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	8,534	24.2	2,052	—	—	—	2,052

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	March 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	95,321	2.1	2,009	—	—	—	2,009

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,654	25.0	3,914	—	—	523	4,437
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	—	587,392
Union Technology Finance Investment Association	41,310	29.7	12,270	—	—	—	12,270
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	—	3,754	—
Joongang Network Solution Co.,Ltd.	(1,651)	25.3	(419)	—	—	507	88
Win Mortgage Co.,LTd.	2,321	4.5	105	—	—	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	—	10,540
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	—	4,838
STASSETS FUND III	29,702	28.3	8,406	—	—	—	8,406
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	—	529	12,845
Rea Company	(1,488)	24.5	(365)	—	—	365	—
ARAM CMC Co.,Ltd.	184	20.0	37	—	—	(37)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,529	19.9	2,688	—	—	—	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	50,360	25.0	12,590	—	—	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	206,746	25.0	51,686	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	701,914	15.0	105,564	—	—	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,407	9.1	10,330	—	—	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	113,040	27.3	30,829	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	143,973	28.6	41,135	—	—	—	41,135

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori General Private Securities Investment Trust(Bond) No.3	184,330	27.8	51,205	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	38,256	57.7	22,071	—	—	—	22,071
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,224	20.0	445	—	—	—	445
DeepDive WOORI 2021-1 Financial Investment Fund	10,381	11.9	1,236	—	—	—	1,236
Darwin Green Packaging Private Equity Fund	19,390	20.4	3,957	—	—	—	3,957
Koreawide partners 2nd Private Equity Fund	72,133	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,667	12.0	560	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,817	0.1	55	—	—	—	55
Woori Together TDF 2030	11,894	28.0	3,324	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,837	20.4	10,376	—	—	—	10,376
Australia Green Energy 1st PEF	121,430	4.0	4,811	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	28,129	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	12,025	19.6	2,358	—	—	—	2,358
KTB-KORUS FUND	8,956	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	85,895	18.7	16,059	—	—	—	16,059
KTBN Venture Fund No.7	79,871	20.1	16,044	—	—	—	16,044
KTBN Venture Fund No.8	11,551	21.7	2,511	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	18,658	30	5,597	—	—	—	5,597
KTBN Media Contents Fund	1,887	15	283	—	—	—	283
KTB China Synergy Fund	135,487	15.1	20,405	—	—	—	20,405
NAVER-KTB Audio Contents Fund	28,767	1	288	—	—	—	288
KTBN Venture Fund No.13	72,206	19.6	14,158	—	—	—	14,158
KTBN Future Contents Fund	34,210	13.3	4,561	—	—	—	4,561
KTBN Venture Fund No.16	180,975	10.3	18,561	—	—	—	18,561
KTBN Venture Fund No.18	265,911	10.1	26,970	—	—	—	26,970
KB-KTB Technology Venture Fund	41,800	18.2	7,600	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	67,800	20	13,578	—	—	—	13,578
WOORI 2022 Start-up Venture Fund	8,081	30.1	2,433	—	—	—	2,433
KTB-NHN China Private Equity Fund	9	33.3	3	—	—	—	3
KTBN GI Private Equity Fund	12,346	5	617	—	—	—	617
Chirochem	357	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	16,687	47.8	7,978	—	—	—	7,978
Woori Zip 1	12,746	62.4	7,629	—	—	—	7,629
Woori Zip 2	17,630	62.8	10,695	—	—	—	10,695
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	—	96	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	65	21.3	14	—	—	—	14
JC Assurance No.2 Private Equity Fund	121,588	23.5	28,610	—	(28,610)	—	—
Dream Company Growth no.1 PEF	28,111	27.8	7,809	—	—	—	7,809
HMS-Oriens 1st Fund	61,497	22.8	14,030	—	—	—	14,030

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori G Senior Loan Private Placement Investment Trust No.1	349,132	21.7	75,590	—	—	—	75,590
Genesis Eco No.1 Private Equity Fund	37,750	29.0	10,942	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	56,788	29.9	16,979	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	64,821	28.5	18,465	—	—	—	18,465
Orchestra Private Equity Fund IV	33,919	28.2	9,555	—	—	—	9,555
Synaptic Green No.1 PEF	36,150	21.1	7,611	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	32,131	24.8	7,983	—	—	—	7,983
PCC-Woori LP Secondary Fund	27,105	38.9	10,530	—	—	—	10,530
Synaptic Future Growth Private Equity Fund 1	29,748	23.8	7,069	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	62,809	32.4	20,283	—	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	35.0	33,481	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	32.7	32,987	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,625	14.1	2,543	—	—	—	2,543
Woori 25-09 Corporate Bond (AA- or higher) Active ETF	101,701	29.3	29,821	—	—	—	29,821
Woori Short Term Government and Special Bank Bond Active ETF	58,973	20.8	12,286	—	—	—	12,286

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Acquisition cost	516,470	510,990
Accumulated depreciation	(41,523)	(38,136)
Accumulated impairment losses	(86)	(86)

Net carrying value	474,861	472,768

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2024	2023
Beginning balance	472,768	387,707
Acquisition	—	99,429
Depreciation	(3,779)	(1,149)
Transfer	9,124	(886)
Foreign currencies translation adjustments	(3,252)	4,118

Ending balance	474,861	489,219

14.	PREMISES AND EQUIPMENT

(1)	Details of Premises and equipment as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,698,764	699,479	266,207	61,164	37,107	—	2,762,721
Right-of-use asset	—	393,070	25,153	—	—	—	418,223
Carrying value	1,698,764	1,092,549	291,360	61,164	37,107	—	3,180,944

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Right-of-use asset	—	362,702	20,980	—	—	—	383,682
Carrying value	1,709,712	1,082,440	286,044	61,369	37,194	—	3,176,759

(2)	Details of Premises and equipment (owned) as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,699,424	1,085,164	1,246,887	490,519	37,107	20	4,559,121
Accumulated depreciation	—	(385,685)	(980,680)	(429,355)	—	(20)	(1,795,740)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)
Net carrying value	1,698,764	699,479	266,207	61,164	37,107	—	2,762,721

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,710,372	1,098,682	1,229,740	486,763	37,194	20	4,562,771
Accumulated depreciation	—	(378,944)	(964,676)	(425,394)	—	(20)	(1,769,034)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)
Net carrying value	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Details of changes in Premises and equipment(owned) are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Acquisitions	—	4,194	27,518	4,353	776	—	36,841
Disposals	(344)	—	(3,064)	(920)	—	—	(4,328)
Depreciation	—	(8,257)	(24,655)	(5,401)	—	—	(38,313)
Classification of assets held for sale	(9,530)	(9,200)	—	—	—	—	(18,730)
Transfer	(1,431)	(7,693)	255	270	(525)	—	(9,124)
Foreign currencies translation adjustments	357	138	864	973	197	—	2,529
Others	—	559	225	520	(535)	—	769

Ending balance	1,698,764	699,479	266,207	61,164	37,107	—	2,762,721

	For the three-month period ended March 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	96	1,530	14,833	4,199	1,638	—	22,296
Disposals	(80)	(115)	(327)	(248)	—	—	(770)
Depreciation	—	(8,157)	(25,853)	(5,099)	—	—	(39,109)
Transfer	142	337	—	—	—	—	479
Foreign currencies translation adjustments	1,339	662	1,577	772	57	—	4,407
Business combination	9,537	9,548	318	—	—	—	19,403
Others	4,531	(4,123)	(10,773)	(98)	(295)	—	(10,758)

Ending balance	1,710,922	730,358	241,053	57,878	33,584	—	2,773,795

(4)	Details of right-of-use assets as of March 31, 2024 and December 31 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Building	Equipment and vehicles	Total
Acquisition cost	792,653	41,138	833,791
Accumulated depreciation	(399,583)	(15,985)	(415,568)

Net carrying value	393,070	25,153	418,223

	December 31, 2023
	Building	Equipment and vehicles	Total
Acquisition cost	735,396	40,389	775,785
Accumulated depreciation	(372,694)	(19,409)	(392,103)

Net carrying value	362,702	20,980	383,682

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(5)	Details of changes in right-of-use assets for the three-month periods ended March 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Building	Equipment and vehicles	Total
Beginning balance	362,702	20,980	383,682
New contracts	73,181	7,297	80,478
Changes in contract	8,145	2	8,147
Termination	(2,018)	(754)	(2,772)
Depreciation	(55,066)	(3,312)	(58,378)
Business combination	—	—	—
Others	6,126	940	7,066

Ending balance	393,070	25,153	418,223

	For the three-month period ended March 31, 2023
	Building	Equipment and vehicles	Total
Beginning balance	349,494	15,589	365,083
New contracts	78,774	1,858	80,632
Changes in contract	(22,486)	27	(22,459)
Termination	(3,225)	(123)	(3,348)
Depreciation	(49,582)	(2,778)	(52,360)
Business combination	674	272	946
Others	6,672	124	6,796

Ending balance	360,321	14,969	375,290

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	450,360	2,304	875,318	1,400,480	52,159	8,834	2,789,455
Accumulated amortization	—	(1,832)	(631,563)	(1,119,682)	—	—	(1,753,077)
Accumulated impairment losses	—	—	—	(33,552)	(3,005)	—	(36,557)

Net carrying value	450,360	472	243,755	247,246	49,154	8,834	999,821

	December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	445,093	2,292	859,678	1,388,397	50,857	8,142	2,754,459
Accumulated amortization	—	(1,783)	(617,587)	(1,101,688)	—	—	(1,721,058)
Accumulated impairment losses	—	—	—	(33,553)	(3,006)	—	(36,559)

Net carrying value	445,093	509	242,091	253,156	47,851	8,142	996,842

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	445,093	509	242,091	253,156	47,851	8,142	996,842
Acquisitions	—	12	19,161	18,735	2,044	3,878	43,830
Disposal	—	—	—	(4,674)	(737)	—	(5,411)
Amortization (*)	—	(49)	(17,497)	(22,195)	—	—	(39,741)
Impairment losses	—	—	—	—	(96)	—	(96)
Transfer	—	1	—	616	—	(616)	1
Foreign currencies translation adjustments	5,267	—	—	1,167	90	258	6,782
Others	—	(1)	—	441	2	(2,828)	(2,386)

Ending balance	450,360	472	243,755	247,246	49,154	8,834	999,821

(*)	Amortization of other intangible assets amounting to 6,547 million Won is included in other operating expenses.

	For the three-month period ended March 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	14	24,133	52,146	181	1,354	77,828
Disposal	—	—	—	—	(50)	—	(50)
Amortization (*)	—	(53)	(23,953)	(20,622)	—	—	(44,628)
Reversal of impairment losses	—	—	—	—	44	—	44
Business combination	41,527	—	—	18,882	2,572	—	62,981
Foreign currencies translation adjustments	12,380	—	2	2,471	105	102	15,060
Others	—	—	—	544	10	(607)	(53)

Ending balance	451,434	604	212,809	245,794	45,779	3,876	960,296

(*)	Amortization of other intangible assets amounting to 4,458 million Won is included in other operating expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	March 31, 2024	December 31, 2023
Premises and equipment	30,304	11,573
Others	22,837	8,772

Total	53,141	20,345

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from March 31, 2024 and December 31, 2023.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

The Group has decided to sell some of the Premises and equipment through internal consultation during the current period and classified the property as non-current assets held for sale. The assets are expected to be sold within 12 months. On the other hand, other assets that are expected to be sold as of the end of the current period are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Lease assets	3,415,571	3,306,464
Prepaid expenses	404,188	345,202
Advance payments	64,000	95,025
Non-operational assets	40,347	34,625
Others	36,616	60,471

Total	3,960,722	3,841,787

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Financial instruments at fair value through profit or loss	7,278,390	6,138,313

Financial liabilities designated to be measured at FVTPL	169,839	—

Total	7,448,229	6,138,313

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Deposits
Gold banking liabilities	42,886	39,524
Borrowings
Securities sold	219,218	155,765
Derivative liabilities	7,016,286	5,943,024

Total	7,278,390	6,138,313

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Deposits
Fixed deposits	169,839	—

These contracts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with K-IFRS 1109 Financial Instrument.

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Financial liabilities designated to be measured at FVTPL as of March 31, 2024	169,839	—
Changes in fair value due to change in credit risk	446	—
Accumulated change in fair value due to change in credit risk	446	—

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of Deposits. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(5)	The difference between carrying amount and maturity amount of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Carrying amount	169,839	—
Nominal amount at maturity	170,000	—
Defference	(161)	—

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Deposits in local currency:
Deposits on demand	8,967,846	8,803,962
Deposits at termination	284,484,807	282,846,971
Mutual installment	21,198	21,602
Deposits on notes payables	4,063,662	4,119,801
Deposits on CMA	103,253	95,237
Certificate of deposits	10,050,507	14,767,307
Other deposits	1,088,830	1,117,673

Sub-total	308,780,103	311,772,553

Deposits in foreign currencies:
Deposits in foreign currencies	46,407,991	46,196,650
Present value discount	(136,215)	(184,906)
Customers’ deposits for beneficiary	1,659	—

Total	355,053,538	357,784,297

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	2.0	1,437,723
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,069,764
Others	The Korea Development Bank and others	0.0 ~ 5.9	10,825,018

Sub-total			14,332,505
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.6	13,422,485
Bills sold	Others	0.0 ~ 2.7	5,591
Call money	Bank and others	1.8 ~ 9.0	1,231,228
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 10.7	1,192,429
Present value discount			(21,773)

Total			30,162,465

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 6.7	11,206,471

Sub-total			14,768,494
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.0	14,006,644
Bills sold	Others	0.0 ~ 2.7	6,325
Call money	Bank and others	4.1 ~ 6.6	1,115,923
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 11.7	1,119,991
Present value discount			(30,631)

Total			30,986,746

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2024		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	34,765,809	0.8 ~ 7.5	34,393,418
Subordinated bonds	1.9 ~ 5.1	5,316,201	1.9 ~ 5.1	5,241,848
Other bonds	1.6 ~ 17.0	1,690,004	1.6 ~ 17.0	1,667,895

Sub-total		41,772,014		41,303,161

Discounts on bonds		(76,296)		(63,916)

Total		41,695,718		41,239,245

(*)

Included debentures under fair value hedge amounting to 5,122,554 million won and 3,943,224 million won as of March 31, 2024 and December 31, 2023 respectively. Also, debentures under cash flow hedge amounting to 959,085 million won and 932,392 million won are included as of March 31, 2024 and December 31, 2023 respectively.

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Asset retirement obligation	96,204	95,179
Provisions for guarantees (*1)	84,051	80,703
Provisions for unused loan commitments	137,633	135,335
Other provisions (*2)	334,259	494,814

Total	652,147	806,031

(*1)	Provisions for guarantees includes provision for financial guarantee of 50,109 million won and 50,125 million won as of March 31, 2024 and December 31, 2023, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

1)	Provisions for guarantees

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	81	(81)	—	—
Transfer to expected credit loss for the entire period	(50)	50	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	3,041	(771)	177	2,447
Others (*)	896	5	—	901

Ending balance	74,646	2,003	7,402	84,051

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	101	(101)	—	—
Transfer to expected credit loss for the entire period	(13)	13	—	—
Transfer to credit-impaired financial assets	(3)	(6)	9	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	(984)	(848)	(567)	(2,399)
Others (*)	(2,485)	(2)	—	(2,487)

Ending balance	41,112	23,383	7,127	71,622

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	6,499	(6,469)	(30)	—
Transfer to expected credit loss for the entire period	(1,958)	1,964	(6)	—
Transfer to credit-impaired financial assets	(67)	(156)	223	—
Net provision (reversal) of unused amount	(1,718)	3,475	(333)	1,424
Others	534	133	207	874

Ending balance	112,065	25,275	293	137,633

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	5,907	(5,881)	(26)	—
Transfer to expected credit loss for the entire period	(1,302)	1,303	(1)	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Transfer to credit-impaired financial assets(52)		(157)	209	—
Net provision (reversal) of unused amount	(5,566)	6,997	(148)	1,283
Others	240	(27)	—	213

Ending balance	66,867	40,423	239	107,529

(3)	Changes in asset retirement obligation for the three-month periods ended March 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2024	2023
Beginning balance	95,179	82,717
Provisions provided	3,181	1,661
Provisions used	(1,627)	(1,027)
Reversal of provisions unused	(223)	—
Unwinding of discount	287	295
Increase (decrease) of restoration expense,etc.	(593)	6,504

Ending balance	96,204	90,150

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of March 31,2024, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the three-month periods ended March 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2024	2023
Beginning balance	494,814	280,607
Provisions provided	12,207	3,743
Provisions used	(174,322)	(23,885)
Reversal of provisions unused	(2,342)	(1,874)
Foreign currencies translation adjustments	3,327	207
Others	575	2

Ending balance	334,259	258,800

(5)	Others

1)

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds before the prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 236.4 billion won. In addition, The Group recognized provision amounting to 7.5 billion won for estimated compensation of expected customer loss related to equity-linked securities during the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue- chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Present value of defined benefit obligation	1,568,178	1,574,087
Fair value of plan assets	(1,752,725)	(1,807,408)

Net defined benefit liabilities(assets) (*)	(184,547)	(233,321)

(*)

Net defined benefit assets of 184,547 million won as of March 31, 2024 are the subtracted amount of the net defined benefit liability of 3,057 million won from the net defined benefit assets of 240,260 million won. Net defined benefit assets of 233,321 million won as of December 31, 2023 are the subtracted amount of the net defined benefit liability of 6,939 million won from the net defined benefit assets of 240,260 million won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31
		2024	2023
	Beginning balance	1,574,087	1,377,545
	Current service cost	35,593	32,846
	Interest cost	17,689	18,106
Remeasurements	Financial assumption	(16,983)	52,747
	Demographic assumptions	(2)	—
	Experience adjustments	38,057	66,544
	Retirement benefit paid	(77,676)	(76,762)
	Foreign currencies translation adjustments	44	27
	Others	(2,631)	(599)

	Ending balance	1,568,178	1,470,454

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2024	2023
Beginning balance	1,807,408	1,661,623
Interest income	21,164	22,813
Remeasurements	(4,066)	(8,247)
Retirement benefit paid	(70,666)	(74,238)
Others	(1,115)	(376)

Ending balance	1,752,725	1,601,575

(4)	The fair value of the plan assets by composition is as follows as of March 31, 2024 and December 31, 2023.

	March 31, 2024	December 31, 2023
Cash and due from banks and others	1,752,725	1,807,408

Meanwhile, among plan assets, realized returns on plan assets amount to 17,098 million won and 14,566 million won for the three-month periods ended March 31, 2024 and 2023, respectively.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2024	2023
Current service cost	35,593	32,846
Net interest expense	(3,475)	(4,707)

Cost recognized in net income	32,118	28,139

Remeasurements (*)	25,139	127,538

Cost recognized in total comprehensive income	57,257	155,677

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 1,354 million won, and 1,262 million won for the three-month periods ended March 31, 2024 and 2023, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Other financial liabilities:
Accounts payable	12,760,468	10,188,192
Accrued expenses	4,314,240	4,339,314
Borrowings from trust accounts	6,317,081	5,207,791
Agency business revenue	361,357	271,946
Foreign exchange payables	786,478	887,817
Domestic exchange settlement credits	4,818,896	1,386,697
Lease liabilities	357,978	334,456
Other miscellaneous financial liabilities	4,548,087	3,520,039
Present value discount	(19,176)	(21,247)

Sub-total	34,245,409	26,115,005

Other liabilities:
Unearned income	401,806	390,455
Other miscellaneous liabilities	418,385	413,442

Sub-total	820,191	803,897

Total	35,065,600	26,918,902

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		March 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	199,569	—	—	—	—	—	—
Forwards	3,940,000	—	—	139,109	—	—	94,167
Swaps	143,886,007	54	7,383	334,860	—	182,034	243,426
Purchase options	150,000	—	—	7,730	—	—	—
Written options	400,000	—	—	—	—	—	16,014
							—
Currency:
Futures	2,976	—	—	—	—	—	—
Forwards	101,597,117	—	—	2,781,699	—	—	651,185
Swaps	82,242,855	55,400	—	3,064,794	3,520	—	4,768,396
Purchase options	263,354	—	—	1,341	—	—	—
Written options	368,578	—	—	—	—	—	1,703
Equity:
Futures	776,700	—	—	—	—	—	—
Forwards	137	—	—	41	—	—	—
Swaps	298,321	—	—	55,747	—	—	4,836
Purchase options	13,244,443	—	—	795,138	—	—	—
Written options	14,634,347	—	—	—	—	—	1,236,559

Total	362,004,404	55,454	7,383	7,180,459	3,520	182,034	7,016,286

		December 31, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	317,018	—	—	—	—	—	—
Forwards	3,960,000	—	—	83,198	—	—	169,527
Swaps	138,734,758	—	698	367,333	512	135,263	213,885
Purchase options	150,000	—	—	6,556	—	—	—
Written options	400,000	—	—	—	—	—	15,359
Currency:
Futures	1,728	—	—	—	—	—	—
Forwards	97,713,561	—	—	1,935,832	—	—	885,870
Swaps	79,160,356	26,010	—	2,669,550	17,232	—	3,643,463
Purchase options	139,309	—	—	1,500	—	—	—
Written options	122,696	—	—	—	—	—	585
Equity:
Futures	480,311	—	—	—	—	—	—
Forwards	137	—	—	36	—	—	—
Swaps	461,112	—	—	126,028	—	—	1,994
Purchase options	16,444,709	—	—	608,296	—	—	—
Written options	16,887,247	—	—	—	—	—	1,012,341

Total	354,972,942	26,010	698	5,798,329	17,744	135,263	5,943,024

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of March 31, 2024, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 4,751,414 million won, and local currency debentures amounting to 371,140 million won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the March 31, 2024, the Group has applied cash flow hedge on local currency denominated debentures amounting to 179,955 million won and debentures on foreign currency amounting to 779,130 million won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC and Hong Kong Woori Investment Bank, and overseas branches, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the volatility of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC and Hong Kong Woori Investment Bank.

A portion of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC and Hong Kong Woori Investment Bank, and overseas branches are hedged in USD denominated foreign currency bonds(Carrying amount as of March 31, 2024: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries.

The bonds were designated as a hedging instrument for changes in the value of net investment resulting from fluctuations in the USD/KRW spot exchange rate.

To assess the effectiveness of the hedging instrument, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the carrying amount of the liability due to changes in the spot exchange rate with changes. The Group’s policy is to hedge the net investment only within the principal range of the liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	March 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,025,000,000	2,650,000,000	—	3,675,000,000
Interest rate swap (KRW)	240,000	—	130,000	370,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	140,000	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	470,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	400,000,000	463,959,317	—	863,959,317

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (KRW)	240,000	—	20,000	260,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	140,000	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	400,000,000	463,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

March 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.82% receipt and (C.SOFR) + 1.37% paid
Interest rate swap (KRW)	Fixed 4.21% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,328.23

December 31, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.60% receipt and (C.SOFR) + 1.47% paid
Interest rate swap (KRW)	Fixed 4.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,306.12

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	March 31, 2024
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	3,675,000,000	7,383	182,034	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(34,377)
Interest rate Swap(KRW)	370,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	54	—	Derivative assets (designated for hedging)	446
Foreign currency translation risk and interest rate risk
Currency swap(USD)	470,000,000	26,094	3,520	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	29,825
Foreign currency translation risk
Currency swap(USD)	100,000,000	16,320	—	Derivative assets (designated for hedging)	4,933
Currency swap(EUR)	194,780,000	12,986	—	Derivative assets (designated for hedging)	4,077
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,163,580	Foreign currency bond	(49,576)

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,975,000,000	698	135,263	Derivative assets (designated for hedging)	55,651
Interest rate Swap(KRW)	260,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	512	Derivative liabilities (designated for hedging)	(2,433)
Foreign currency translation risk and interest rate risk
Currency swap(USD)	270,000,000	7,356	17,232	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(913)
Foreign currency translation risk
Currency swap(USD)	100,000,000	10,956	—	Derivative assets (designated for hedging)	(5,644)
Currency swap(EUR)	194,780,000	7,698	—	Derivative assets (designated for hedging)	19,063
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,113,989	Foreign currency bond	(19,088)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	5,122,554	—	180,270	Debentures	30,943	—
Cash flow hedge
Interest rate risk
Debentures	—	179,955	—	—	Debentures	(447)	40
Foreign currencies translation risk and interest rate risk
Debentures	—	362,091	—	—	Debentures	(29,825)	9,836
Foreign currencies translation risk
Debentures	—	417,039	—	—	Debentures	(9,010)	(24,719)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,163,580	—	—	Foreign operations net asset	49,576	(71,238)

(*1)	The accumulated profit on debentures on foreign currency amounted to 179,130 million won, and the accumulated loss on debentures on local currency amounted to 1,140 million won, as of March 31, 2024.
(*2)	After tax amount

	December 31, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,943,224	—	142,902	Debentures	(58,306)	—
Cash flow hedge
Interest rate risk
Debentures	—	179,945	—	—	Debentures	2,433	25
Foreign currencies translation risk and interest rate risk
Debentures	—	346,388	—	—	Debentures	22,914	(8,819)
Foreign currencies translation risk
Debentures	—	406,059	—	—	Debentures	(13,419)	(11,416)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,113,989	—	—	Foreign operations net asset	19,088	(34,750)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(*1)

The accumulated profit on debentures on foreign currency amounted to 141,818 million won, and the accumulated loss on debentures on local currency amounted to 1,084 million won, as of December 31, 2023.

(*2)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(3,434)	Other net operating income(expense)

		For the three-month period ended March 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(4,253)	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	446	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	29,825	—	2,625	Other net operating income (expense)	(26,978)	Other net operating income (expense)
	Foreign currencies translation risk	9,010	—	1,641	Other net operating income (expense)	(10,871)	Other net operating income (expense)

		For the three-month period ended March 31, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,711)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,002	—	(2,255)	Other net operating income (expense)	(25,866)	Other net operating income (expense)
	Foreign currencies translation risk	15,972	—	2,343	Other net operating income (expense)	(20,269)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		March 31, 2024
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(49,576)	13,088	(36,488)	—	—

		March 31, 2023
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(31,530)	8,324	(23,205)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the three-month periods ended March 31, 2024 and 2023.

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2024	2023
Beginning balance	7,848	17,964
Amounts recognized in losses	(5,879)	(3,428)

Ending balance	1,969	14,536

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of March 31, 2024 and 2023.

26.	EQUITY

(1)	Details of equity as of March 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	4,010,141	3,611,129
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	73,161	81,064

Sub-total	927,660	935,563

Capital adjustments
Treasury stocks	(39,309)	(39,348)
Other adjustments (*1)	(1,646,839)	(1,648,535)

Sub-total	(1,686,148)	(1,687,883)

Accumulated other comprehensive income

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	446	-
Financial assets at FVTOCI	5,281	79,694
Changes in capital due to equity method	(3,794)	3,471
Gain (loss) on foreign currency translation of foreign operations	139,373	15,579
Gain (loss) on hedges of net investment in foreign operations	(71,238)	(34,750)
Remeasurements of defined benefit plan	(42,758)	(24,262)
Gain (loss) on valuation of cash flow hedge	(15,125)	(20,806)

Sub-total	12,185	18,926

Retained earnings (*2) (*3)	25,157,273	24,986,470
Non-controlling interest (*4)	1,700,556	1,730,609

Total	33,924,343	33,397,490

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,392,542 million Won and 2,839,475 million Won as of March 31, 2024 and December 31, 2023, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 442,650 million Won and 300,190 million Won as of March 31, 2024 and December 31, 2023 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,546,447 million Won and 1,546,447 million Won as of March 31, 2024 and December 31, 2023, respectively, are recognized as non-controlling interests. 11,263 million Won and 19,968 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the three-month periods ended March 31, 2024 and 2023, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	March 31, 2024	December 31, 2023
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	742,591,501 Shares	751,949,461 Shares
Capital stock	3,802,676 million Won	3,802,676 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2024	December 31, 2023
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	—
Issuance cost				(9,859)	(8,871)

Total				4,010,141	3,611,129

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	(83,308)	(21,538)	30,433	5,281
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	606	—	(160)	446
Changes in capital due to equity method	3,471	(9,948)	—	2,683	(3,794)
Gain (loss) on foreign currency translation of foreign operations	15,579	128,454	—	(4,660)	139,373
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(49,576)	—	13,088	(71,238)
Remeasurement gain (loss) related to defined benefit plan	(24,262)	(25,119)	—	6,623	(42,758)
Gain (loss) on valuation of cash flow hedge	(20,806)	5,939	(239)	(19)	(15,125)

Total	18,926	(32,952)	(21,777)	47,988	12,185

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 491 million Won are due to disposal of equity securities during the period.

	For the three-month period ended March 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,731)	431,221	(332)	(113,539)	(328,381)
Changes in capital due to equity method	475	7,475	—	(2,337)	5,613
Gain (loss) on foreign currency translation of foreign operations	(24,202)	168,793	—	(4,974)	139,617
Gain (loss) on hedges of net investment in foreign operations	(20,701)	(31,530)	—	8,324	(43,907)
Remeasurement gain (loss) related to defined benefit plan	55,235	(127,579)	—	33,725	(38,619)
Gain (loss) on valuation of cash flow hedge	(4,282)	(10,535)	(256)	459	(14,614)

Total	(639,206)	437,845	(588)	(78,342)	(280,291)

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and changes in capital due to equity method are changes due to the period evaluation, and the

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

reclassification adjustments amounting to (145) million Won and 50 million Won are due to disposal of equity securities and changes in capital due to equity method, respectively during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Beginning balance	2,392,542	2,839,475
Planned provision of regulatory reserve (reversal) for credit loss	55,958	(446,933)

Ending balance	2,448,500	2,392,542

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2024	2023
Net income before regulatory reserve	838,911	946,622
Provision of regulatory reserve (reversal) for credit loss	55,958	(55,213)
Adjusted net income after the provision of regulatory reserve	782,953	1,001,835
Dividends to hybrid securities	(35,259)	(30,414)
Adjusted net income after regulatory reserve and dividends to hybrid securities	747,694	971,421
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,001	1,335

(6)	Changes in treasury stocks for the three-month periods ended March 31, 2024 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2024
	Beginning balance	Acquisition	Disposal etc.	Ending balance
Number of shares	3,427,497	9,359,729	(9,363,295)	3,423,931
Carrying value	39,348	136,711	(136,750)	39,309

	For the three-month period ended March 31, 2023
	Beginning balance	Acquisition	Disposal etc.	Ending balance
Number of shares	343,991	—	—	343,991
Carrying value	3,819	—	—	3,819

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2023 were 640 Won and 481,213 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 22, 2024 and fixed record date as February 29, 2024. Dividends were paid in April 2024.

28.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Financial assets at FVTPL	57,653	43,975
Financial assets at FVTOCI	304,500	208,248
Financial assets at amortized cost:
Securities at amortized cost	174,404	205,206
Loans and other financial assets at amortized cost:
Interest on due from banks	166,700	131,147
Interest on loans	4,741,811	4,323,140
Interest of other receivables	24,433	17,422

Subtotal	4,932,944	4,471,709

Total	5,469,501	4,929,138

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Interest on deposits due to customers	2,371,219	1,998,250
Interest on borrowings	366,565	287,463
Interest on debentures	428,781	334,255
Other interest expense	101,824	87,981
Interest on lease liabilities	2,909	2,368

Total	3,271,298	2,710,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Fees and commission received for brokerage	48,859	41,664
Fees and commission received related to credit	44,489	44,755
Fees and commission received for electronic finance	31,534	31,123
Fees and commission received on foreign exchange handling	14,129	13,603
Fees and commission received on foreign exchange	27,649	19,840
Fees and commission received for guarantee	23,768	19,365
Fees and commission received on credit card	150,709	149,191
Fees and commission received on securities business	14,826	14,894
Fees and commission from trust management	60,715	64,529
Fees and commission received on credit information	2,615	2,475
Fees and commission received related to lease	205,707	163,736
Other fees	64,674	54,087

Total	689,674	619,262

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Fees and commissions paid	75,763	78,993
Credit card commission	107,140	118,141
Securities business commission	320	344
Others	3,520	3,690

Total	186,743	201,168

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Dividend income related to financial assets at FVTPL	54,365	37,765
Dividend income related to financial assets at FVTOCI	12,417	11,315

Total	66,782	49,080

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Dividend income recognized from assets held:
Equity securities	12,417	11,315

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Gain on financial instruments at fair value through profit or loss	516,052	238,498

Loss on credit risk fluctuation of financial instuments designated to be measured at FVTPL	(445)	—

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2024	2023
Financial assets at FVTPL	Securities	Gain on transactions and valuation	157,959	289,932
		Loss on transactions and valuation	(268,576)	(68,583)

		Sub-total	(110,617)	221,349

	Loans	Gain on transactions and valuation	1,513	3,852
		Loss on transactions and valuation	(755)	(1,700)

		Sub-total	758	2,152

	Other financial assets	Gain on transactions and valuation	3,723	3,184
		Loss on transactions and valuation	(3,336)	(5,214)

		Sub-total	387	(2,030)

		Sub-total	(109,472)	221,471

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	796,469	1,295,563
		Loss on transactions and valuation	(517,952)	(1,450,186)

		Sub-total	278,517	(154,623)

	Currency derivatives	Gain on transactions and valuation	4,399,697	3,588,500
		Loss on transactions and valuation	(4,032,644)	(3,408,720)

		Sub-total	367,053	179,780

	Equity derivatives	Gain on transactions and valuation	958,469	1,088,009
		Loss on transactions and valuation	(978,520)	(1,096,108)

		Sub-total	(20,051)	(8,099)

	Other derivatives	Gain on transactions and valuation	5	—
		Loss on transactions and valuation	—	(31)

		Sub-total	5	(31)

		Sub-total	625,524	17,027

Net, total			516,052	238,498

(3)	Details of gains or losses on credit risk fluctuation of financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Gain (Loss) on deposits

Gain (Loss) on fixed deposits	(445)	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the three-month periods ended March 31
	2024	2023
Gain (Loss) on redemption of securities	—	38
Gain (Loss) on transactions of securities	20,476	293

Total	20,476	331

33.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Reversal(provision) due to credit loss on financial assets measured at FVTOCI	259	(413)
Reversal(provision) for impairment loss due to credit loss on securities at amortized cost	528	124
Reversal(provision) for impairment loss due to credit loss on loan and other financial assets at amortized cost	(363,428)	(262,400)
Reversal(provision) for guarantees	(2,447)	2,399
Reversal(provision) for unused loan commitment	(1,424)	(1,283)

Total	(366,512)	(261,573)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2024	2023
Employee benefits	Short-term employee benefits	Salaries	434,391	418,624
		Employee fringe benefits	163,399	151,527
	Share based payment		8,756	(369)
	Retirement benefit service costs		33,471	29,401
	Termination		(3,503)	6,488

	Subtotal		636,514	605,671

Depreciation and amortization			129,884	131,639
Other general and administrative expenses	Rent		31,276	28,794
	Taxes and public dues		54,154	48,025
	Service charges		60,688	58,938
	Computer and IT related		29,000	30,696
	Telephone and communication		22,002	20,905
	Operating promotion		12,218	12,271
	Advertising		24,088	15,398
	Printing		1,282	1,281
	Traveling		3,007	3,058
	Supplies		2,253	1,946
	Insurance premium		3,697	3,693
	Maintenance		6,048	6,051
	Water, light, and heating		5,626	5,849
	Vehicle maintenance		3,440	3,241
	Others (*)		6,490	59,524

	Sub-total		265,269	299,670

	Total		1,031,667	1,036,980

(*)	In-house welfare fund contributions amounted to 40,047 million Won as of March 31, 2023.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Gains on transactions of foreign exchange	68,254	430,075
Gains related to derivatives (designated for hedging)	46,788	69,880
Gains on fair value hedged items	39,890	5,640
Others	72,721	90,111

Total	227,653	595,706

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Losses on transactions of foreign exchange	469,650	582,765
KDIC deposit insurance premium	120,868	112,060
Contribution to miscellaneous funds	134,508	103,891
Losses related to derivatives (Designated for hedging)	43,316	5,409
Losses on fair value hedged items	8,948	28,206
Others (*)	251,613	201,952

Total	1,028,903	1,034,283

(*)

Other expense includes 6,547 million Won and 4,458 million Won for intangible asset amortization cost and 135,782 million Won and 108,733 million Won for lease depreciation cost for the years ended March 31, 2024 and 2023, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2024 and December 31, 2023 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		12,885 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		0 year
Number of shares remaining	As of March 31, 2024	755,073 shares
	As of December 31, 2023	944,343 shares
Number of shares granted (*2)	As of March 31, 2024	755,073 shares
	As of December 31, 2023	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		14,059 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		0.75 year
Number of shares remaining	As of March 31, 2024	1,105,515 shares
	As of December 31, 2023	1,105,515 shares
Number of shares granted (*2)	As of March 31, 2024	1,105,515 shares
	As of December 31, 2023	1,105,515 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		13,177 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		1.75 year
Number of shares remaining	As of March 31, 2024	968,119 shares
	As of December 31, 2023	968,119 shares
Number of shares granted (*2)	As of March 31, 2024	968,119 shares
	As of December 31, 2023	968,119 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		12,351 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2024	924,077 shares
	As of December 31, 2023	924,077 shares
Number of shares granted (*2)	As of March 31, 2024	924,077 shares
	As of December 31, 2023	924,077 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		11,577 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2024	354,439 shares
	As of December 31, 2023	—
Number of shares granted (*2)	As of March 31, 2024	354,439 shares
	As of December 31, 2023	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2024 and December 31, 2023, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 43,816 million Won and 46,741 million Won, respectively, including the carrying amount of liabilities related to key management of 18,203 million Won and 19,924 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

35.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Gains on valuation of investments in joint ventures and associates	14,849	10,021
Losses on valuation of investments in joint ventures and associates	(9,340)	(2,878)

Total	5,509	7,143

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Other non-operating incomes	11,746	21,573
Other non-operating expenses	(23,987)	(10,394)

Total	(12,241)	11,179

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Rental fee income	4,381	4,432
Gains on disposal of investments in joint ventures and associates	312	—
Gains on disposal of Premises and equipment, intangible assets and other assets	299	237
Reversal of impairment losses of Premises and equipment, intangible assets and other assets	20	137
Others (*)	6,734	16,767

Total	11,746	21,573

(*)	‘Others’ for the three-month period ended March 31, 2023 include 577 million Won of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Depreciation on investment properties	3,779	1,149
Operating expenses on investment properties	611	478
Losses on disposal of investments in joint ventures and associates	9	—
Losses on disposal of Premises and equipment, intangible assets and other assets	843	439
Impairment losses of Premises and equipment, intangible assets and other assets	1,271	—
Donation	2,173	1,566
Others (*)	15,301	6,762

Total	23,987	10,394

(*)	Other special losses related to other provisions for the three-month periods ended March 31, 2024 and 2023 are 10,003 million Won and 199 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

36.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Current tax expense:
Current tax expense with respect to the current period	190,104	144,061
Adjustments recognized in the current period in relation to the tax expense of prior periods	(7,092)	(3,997)
Income tax expense directly attributable to other equity	13,088	8,324

Sub-total	196,100	148,388

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	73,589	268,574
Income tax expense (income) directly attributable to equity	34,900	(93,350)

Others	457	87

Sub-total	108,946	175,311

Income tax expense	305,046	323,699

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2024, is 26.7% (The weighted average annual effective tax rate for the March 31, 2023, is 25.5%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2024	2023
Net income attributable to shareholders	824,001	913,686
Dividends to hybrid securities	(35,259)	(30,414)
Net income attributable to common shareholders	788,742	883,272
Weighted average number of common shares outstanding (Unit: million shares)	747	728
Basic EPS (Unit: Korean Won)	1,056	1,214

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended March 31, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	68,427,400,951
Treasury stocks	(3,427,497)	(311,902,227)
Acquisition and retirement of treasury stock etc.	(9,359,729)	(168,541,358)
Disposal of treasury stock	5,335	352,512

Sub-total (①)		67,947,309,878

Weighted average number of common shares outstanding (②=(①/91))		746,673,735

	For the year ended March 31, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	65,525,449,410
Treasury stocks	(343,991)	(30,959,190)

Sub-total (①)		65,494,490,220

Weighted average number of common shares outstanding (②=(①/90))		727,716,558

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Confirmed guarantees
Guarantee for loans	60,790	58,205
Acceptances	415,592	467,964
Guarantees in acceptances of imported goods	84,798	74,916
Other confirmed guarantees	8,962,816	8,050,815

Sub-total	9,523,996	8,651,900

Unconfirmed guarantees
Local letters of credit	239,201	161,608
Letters of credit	2,734,785	2,873,350
Other unconfirmed guarantees	1,381,154	1,516,585

Sub-total	4,355,140	4,551,543

Commercial paper purchase commitments and others	608,178	589,858

Total (*)	14,487,314	13,793,301

(*)	Includes financial guarantees of 3,992,397 million won and 3,661,656 million won as of March 31, 2024 and December 31, 2023, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Loan commitments	132,213,536	126,829,192
Other commitments (*)	7,981,014	7,339,952

(*)

As of March 31, 2024 and December 31, 2023, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 3,124,265 million won and 2,485,853 million won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 654 cases (litigation value of 498,258 million Won) and 603 cases (litigation value of 513,863 million Won) as of March 31, 2024 and December 31, 2023 respectively, and provisions for litigations are 27,404 million Won and 28,581 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(4)	Other commitments

1)

As of March 31, 2024, Woori FIS Co., Ltd, a subsidiary, has been provided with a payment guarantee limit of 6,457 million Won in relation to bid guarantees and contract/defect guarantees from the Korean Software Financial Cooperative, but there is no committed amount. In relation to the guarantee, the capital contributions to the Korean Software Financial Cooperative are provided as collateral. In addition, as of December 31, 2023, Seoul Guarantee Insurance Company is providing a payment guarantee of 374 million Won related to the return of subsidy to the daycare center at work.

2)

As of March 31, 2024, Woori FIS Co., Ltd, a subsidiary agreed with Shinhan Bank for short-term borrowings of 20 billion Won for one year (2023.11.16.~2024.11.16.), and there is no outstanding balance of short-term borrowings as of March 31, 2024.

3)	As of March 31, 2024, Woori Savings bank is provided with a guarantee of 1,635 million Won from Seoul Guarantee Insurance Company in relation to provisional attachment for recovery of loans, etc.

4)

As of March 31, 2024, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 36 projects, including a residential-commercial complex in U-dong, Haeundae-gu, Busan. Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust fails to fulfill the obligation of responsible completion. As of March 31, 2024, the total amount of PF(Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business is 1,987,513 million Won. Although additional losses may occur in relation to these contracts for liability obligations, these effects were not reflected in the financial statements at the end of the current period because the possibility is not high and the amount of losses cannot be reliably estimated. Meanwhile, Woori Asset Trust Co., Ltd. has failed to fulfill the responsibility of the completion of 7 projects including the Okjeong Knowledge Industry Center in Yangju. The total amount of PF limit from PF lending financial institutions invested in projects is 315,000 million Won and the amount of PF loans is 197,068 million Won. Also, as of March 31, 2024, Woori Asset Trust may lend a trust account for a part of the total project cost in relation to 25 debt-type land trust contracts including Busan Haeundae Udong Beautique Terrace Hotel and responsible completion management land trust contracts in Gyeongseo-dong, Seo-gu, Incheon, and additional business sites in progress. The maximum loan amount (unused limit) is 112,734 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

5)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

6)

During the prior period, there was an investigation by Fair Trade Commission regarding Loan-To-Value ratio. The Group received the review report in January 2024, but cannot reasonably estimate its impact on consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2024 and December 31, 2023, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month period ended March 31, 2024 and 2023 are as follows. Please refer to Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	Related parties	Account title	March 31, 2024	December 31, 2023
Associates	W Service Networks Co., Ltd.	Loans	62	108
		Deposits due to customers	2,616	3,245
		Accrued expenses	7	7
		Other liabilities	52	100

	Korea Credit Bureau Co., Ltd.	Loans	—	1
		Deposits due to customers	756	771
		Accrued expenses	1	1

	Korea Finance Security Co., Ltd.	Loans	2,028	3,228
		Loss allowance	(45)	(71)
		Deposits due to customers	11,394	1,323
		Other liabilities	20	6

	LOTTE CARD Co. Ltd.	Loans	13,468	12,209
		Account receivables	23	31
		Loss allowance	(28)	(269)
		Other assets	51	2
		Deposits due to customers	75,658	62,587
		Other liabilities	289	289

	K BANK Co., Ltd.	Loans	36	54
		Account receivables	15	13
		Other assets	61	18
		Other liabilities	154,751	214,135

	Others (*1)	Loans	63,564	65,558
		Loss allowance	(269)	(61)
		Other assets	48,103	47,828
		Deposits due to customers	4,417	4,212
		Other liabilities	1,295	992

(*1)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., as of March 31, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three-month period ended March 31
	Related parties	Account title	2024	2023
Associates	W Service Network Co., Ltd.	Interest expenses	9	3
		Fees expenses	136	120
		Other expenses	280	477

	Korea Credit Bureau Co., Ltd.	Interest expenses	—	9
		Fees expenses	1,009	926
		Other expenses	25	38

	Korea Finance Security Co., Ltd.	Interest income	36	54
		Interest expenses	1	1
		Provision(Reversal) of allowance for credit loss	(13)	(3)
		Other expenses	7	9

	LOTTE CARD Co., Ltd.	Interest income	231	7
		Fees income	1,026	982
		Interest expenses	902	1,268
		Provision(Reversal) of allowance for credit loss	(241)	143

	K BANK Co., Ltd.	Fees income	38	78
		Fees expenses	—	128

	Others (*)	Interest income	198	183
		Fees income	6,560	1,734
		Dividend income	366	—
		Other income	2,269	308
		Interest expenses	3,679	2
		Other expenses	623	—
		Provision(Reversal) of allowance for credit loss	208	2

(*)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., as of March 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(3)	Major loan transactions with related parties for the three-month periods ended March 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2024
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	170	216	—	62
	Korea Credit Bureau Co., Ltd.	1	—	1	—	—
	Korea Finance Security Co., Ltd.	3,228	291	1,491	—	2,028
	LOTTE CARD Co., Ltd.	12,209	13,306	12,209	162	13,468
	K BANK Co., Ltd.	54	98	116	—	36
	One Mortgage	15	54	55	—	14
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	(1,297)	36,824
	Woori Zip 1	11,317	—	—	(287)	11,030
	Woori Zip 2	16,063	—	—	(408)	15,655

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the three-month period ended March 31, 2023
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	72	165	—	27
	Korea Credit Bureau Co., Ltd.	2	1	2	—	1
	Korea Finance Security Co., Ltd.	3,433	101	304	—	3,230
	LOTTE CARD Co., Ltd.	50,000	12,599	50,000	—	12,599
	K BANK Co., Ltd.	3	8	9	—	2
	One Mortgage	—	94	73	—	21
	Godo Kaisha Oceanos 1	39,814	—	—	1,180	40,994
	Woori Zip 1	11,819	—	—	350	12,169
	Woori Zip 2	16,776	—	—	497	17,273
	Central Network Solutions Co., Ltd.	251	—	—	—	251

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(4)	Details of changes in major deposits due to customers with related parties for the three-month periods ended March 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2024
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,000	1,000	1,000
	One Mortgage	600	300	600	300

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the three-month period ended March 31, 2023
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd.	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the three-month periods ended March 31, 2024 and 2023.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2024	December 31, 2023	Warranty
Korea Finance Security Co., Ltd.	1,832	632	Unused loan commitment
Korea Credit Bureau Co., Ltd.	35	34	Unused loan commitment
W Service Network Co., Ltd.	118	72	Unused loan commitment
K BANK Co., Ltd.	264	246	Unused loan commitment
LOTTE CARD Co. Ltd.	498,400	498,400	Unused loan commitment
One Mortgage	36	34	Unused loan commitment

As of March 31, 2024 and December 31, 2023, the recognized payment guarantee provisions are 308 million Won and 294 million Won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(7)	Amount of commitments with the related parties

Warrantee	March 31, 2024	December 31, 2023	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	33,471	34,437	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,186	12,186	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	243	243	Securities purchase commitment
BTS 2nd Private Equity Fund	2,974	4,774	Securities purchase commitment
STASSETS FUND III	6,000	6,000	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment
NH Woori Newdeal Growth Alpha Private Equity Fund 1	36,941	36,941	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	5,641	4,389	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	127,500	127,500	Securities purchase commitment

(8)	Major investment and Recovery transactions

There are no major investment and recovery transactions with related parties for the three-month periods ended 2024 and 2023. Investment and recovery transactions of associates that are not treated as financial assets at fair value through profit or loss are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Short-term employee salaries	5,581	5,337
Retirement benefit service costs	392	269
Share-based compensation	2,879	(62)

Total	8,852	5,544

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,487 million won and 3,932 million won, as of March 31, 2024 and December 31, 2023 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 62,817 million won and 34,054 million won, respectively, as of March 31, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	March 31, 2024
	Total investment in lease	Net investment in lease
Within one year	237,882	219,316
After one year but within two years	360,703	337,359
After two years but within three years	453,926	417,543
After three years but within four years	252,400	222,073
After four years but within five years	130,404	113,523
After five years	16	15

Total	1,435,331	1,309,829

	December 31, 2023
	Total investment in lease	Net investment in lease
Within one year	226,242	208,121
After one year but within two years	330,524	308,793
After two years but within three years	446,742	412,015
After three years but within four years	364,917	323,331
After four years but within five years	127,001	109,675
After five years	24	24

Total	1,495,450	1,361,959

②	The unrealized interest income of the finance lease is as follows. (Unit: Korean Won in millions)

	March 31, 2024	December 31, 2023
Total investment in lease	1,435,331	1,495,450
Net investment in lease	1,309,829	1,361,959
Present value of minimum lease payments	1,309,829	1,361,959
Present value of unguaranteed residual value	—	—

Unearned interest income	125,502	133,491

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Prepaid lease assets	53	20,538
Operating lease assets
Acquisition cost	4,403,748	4,199,535
Accumulated depreciation	(988,230)	(913,609)
Net carrying value	3,415,518	3,285,926

Total	3,415,571	3,306,464

②	The details of changes in operating lease assets as of March 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	March 31, 2024	March 31, 2023
Beginning balance	3,285,926	2,590,457
Acquisition	308,412	164,458
Disposal	(51,310)	(50,527)
Depreciation	(135,782)	(108,734)
Others	8,272	(3,856)

Ending balance	3,415,518	2,591,798

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions)

	March 31, 2024	December 31, 2023
Within one year	784,774	748,283
After one year but within two years	703,588	681,591
After two years but within three years	519,940	517,967
After three years but within four years	281,341	286,677
After four years but within five years	119,145	121,621

Total	2,408,788	2,356,139

④	There are no adjusted lease payments recognized as profit or loss for the three-month periods ended March 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2024	December 31, 2023
Lease payments
Within one year	187,983	206,798
After one year but within five years	155,709	146,755
After five years	26,039	25,356

Total	369,731	378,909

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Total cash outflows from lease	53,030	57,540

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2024	2023
Lease payments for short-term leases	88	2,769
Lease payments for which the underlying asset is of low value	321	351

Total	409	3,120

Variable lease payments that were not included in the measurement of lease liabilities for the years ended March 31, 2024 and 2023 were 12,051 million Won and 6,627 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

41.	EVENTS AFTER THE REPORTING PERIOD

(1)	On April 8, 2024, the Group acquired an additional 1.95% shares in Woori Asset Trust Co., Ltd., the subsidiary of the Group.

(2)

On April 26, 2024, the Group’s board of directors resolved to pay a quarterly dividend of 180 Won per share (total dividend of 133,657 million Won) with the record date set as March 31, 2024. Dividends were paid in May 2024.

(3)

On May 3, 2024, Woori Investment Bank Co., Ltd., a subsidiary of the Group, and Korea Foss Securities co., Ltd. signed a merger agreement. Once the merger process is completed through each company’s general shareholders’ meeting or resolution of board of directors and approval by the Financial Services Commission, the merged company will be incorporated as a subsidiary of the Group.